SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
April 29, 2005
AngloGold Ashanti Limited
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI : REPORT FOR THE QUARTER ENDED MARCH 31, 2005
PREPARED IN ACCORDANCE WITH IFRS

Quarter 1 2005
Report
for the quarter ended 31 March 2005
Group results for the quarter...
·   Price received improved $29/oz (7%) quarter-on-quarter to $424/oz, following the hedge restructure announced in
January.
·   Production reduced by 5% to 1.569Moz (after adjusting for the closure of Ergo), predominately due to lower South
African production and after strong performances at Morila and Cerro Vanguardia in the prior quarter.
·   Former Ashanti assets Obuasi, Iduapriem and Geita delivered improved production, while Sunrise Dam in Australia reported record production.
·   Total cash costs increased by 4% to $284/oz, due to lower gold produced, stronger operating currencies and inflationary pressures in most operating regions.
·   Headline earnings adjusted for the effect of unrealised non-hedge derivatives were $77m.
Quarter
ended
Mar
2005
Quarter
ended
Dec
2004
Quarter
ended
Mar
2004
Year
ended
Dec
2004
Quarter
ended
Mar
2005
Quarter
ended
Dec
2004
Quarter
ended
Mar
2004
Year
ended
Dec
2004
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
48,808
51,360     36,497   181,311
1,569
1,651 1,173 5,829
Price received
1
- R/kg / $/oz
82,152
76,691      87,651    81,051
424
395 404 394
Total cash costs - R/kg / $/oz
54,778
53,299      55,004    54,276
284
274 253 264
Total production costs - R/kg / $/oz
70,639
67,925      68,038    68,221
366
350
313          332
Financial review
Gross profit - R / $ million
255
116          716
1,697
57
4 107 243
Gross profit adjusted
for the effect of unrealised non-
hedge derivatives
2
- R / $ million
676
610          877
2,844
112
101 131 441
Profit attributable to equity
shareholders
- R / $ million
50
230            99          728
22
34 16 108
Headline earnings - R / $ million
102
275          137          937
31
41 22 141
Headline earnings adjusted for the
effect of unrealised non-hedge
derivatives
3
- R / $ million
464
782          234
1,858
77
135 35 298
Capital expenditure - R / $ million
864
1,181          567
3,764
144
192 84 585
Earnings per ordinary share - cents/share
Basic
19
87            44         290
8
13 7 43
Diluted
19
87            44         289
8
13 7 43
Headline
39
104            61         373
12
16 10 56
Headline earnings adjusted for
the effect of unrealised non-
hedge derivatives
3
175
296          105         739
29
51 16 119
Dividends                                      -
cents/share 350 56
Notes:    1.
Price received including realised non-hedge derivatives.
2.
Refer to note 5 of notes for the definition.
3.
Refer to note 4 of notes for the definition.
$ represents US dollar, unless otherwise stated.

Operations at a glance
for the quarter ended 31 March 2005
Price received
1
Production
Total cash costs
Cash gross profit
(loss)
2
Gross profit (loss)
adjusted for the
effect of
unrealised non-
hedge derivatives
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Great Noligwa
441
3
180
(11)
277
18
26
(32)
20
(39)
Geita
372
6
192
1
213
(19)
25
14
10
120
Sunrise Dam
424
(2)
131
15
279
(1)
22
(21)
13
(35)
TauTona
438
2
131
–
272
(2)
21
17
9
13
Morila
5
425
2
67
(26)
173
15
17
(29)
12
(37)
Cripple Creek & Victor
406
28
81
(11)
220
(8)
16
100
7
800
AngloGold Ashanti Mineracao
416
14
57
(3)
147
9
16
23
13
30
Cerro Vanguardia
5
385
(7)
57
(16)
141
8
15
(32)
10
(38)
Kopanang
436
1
120
(2)
307
8
14
(13)
9
(25)
Mponeng
441
2
115
3
329
(1)
13
30
3
50
Obuasi
448
43
92
2
362
13
8
300
(1)
92
Serra Grande
5
416
15
24
–
147
–
7
40
6
50
Sadiola
5
440
5
38
(19)
283
11
6
–
2
(33)
Iduapriem
5
446
42
46
10
288
(19)
5
350
2
129
Yatela
5
428
(2)
23
(18)
280
1
4
–
2
–
Bibiani
432
39
33
(3)
289
2
4
500 – 100
Siguiri
5
448
45
43
–
395
(9)
4
144
2
118
Tau Lekoa
445
3
65
(13)
432
9
1
(50)
(5)
(67)
Navachab
431
1
19
12
413
(11)
1
200 – 100
Savuka
444
4
32
(24)
555
21
(3)
(50)
(5)
(25)
Other
23
(18)
8
(56)
3
(73)
AngloGold Ashanti
424
7
1,569
(5)
284
4
230
7
112
11
1
Price received includes realised non-hedge derivatives.
2
Gross profit (loss) adjusted for the effect on unrealised non-hedge derivatives plus amortisation of tangible and intangible assets less non-cash revenues.
3
Refer to note 5 of notes for the definition.
4
Variance March 2005 quarter on December 2004 quarter – increase (decrease).

Attributable.

Financial and operating review
OVERVIEW OF THE QUARTER
The hedge restructure announced in January
resulted in the price received for the quarter
improving by $29/oz or 7% to $424/oz. This
compares to an average spot price for the quarter of
$427/oz. The benefit of this gain, and that of an
inventory increase, was partially countered by a 5%
decline in production to 1.569Moz (after adjusting
for the closure of Ergo) and a 5% increase in total
production costs to $366/oz. Gross profit adjusted
for the effect of unrealised non-hedge derivatives
increased to $112m from $101m last quarter.
Global cost increases – driven largely by the same
factors that have contributed to the higher gold
price, including strong currencies outside the US, a
higher oil price and the higher price of consumables
driven by demand in China in particular –
contributed to the quarter’s higher total cash costs of
$284/oz.
Last year, group cost savings initiatives reduced
costs by $50m, although lower production levels and
strong operating currencies - including the rand and
Australian dollar
- continue to erode margins.
AngloGold Ashanti management has budgeted for a
further $50m in cost savings in 2005. In light of the
increase in cash costs this quarter, additional
measures are being implemented to ensure that the
company reaches its published cash cost target for
the year of $273/oz.
Headline earnings for the quarter, adjusted for the
effect of unrealised non-hedge derivatives, declined
to $77m. This includes a statutory tax rate reduction
of $12m. Headline earnings for the prior quarter,
adjusted for the effect of unrealised non-hedge
derivatives, of $135m included an abnormal net tax
gain of $59m. On a comparable basis to
accommodate abnormal items in both quarters,
headline earnings adjusted for the effect of
unrealised non-hedge derivatives decreased from
$76m in the last quarter to $65m in the first quarter.
Including the after-tax unrealised loss on non-hedge
derivatives of $46m, profit attributable to equity
shareholders decreased to $22m.
In South Africa, production was 7% lower, with
Great Noligwa down 23,000oz and production
at both Tau Lekoa and Savuka down 10,000oz.
After strong fourth quarter performances,
production at Morila in Mali and Cerro
Vanguardia in Argentina declined 23,000oz and
11,000oz, respectively. Although many of the
other operations, most notably Sunrise Dam,
which posted another record production quarter
at 131,000oz, performed well, lower production
at the majority of the operations worked to offset
the benefit of these more solid operating
performances.
At the former Ashanti operations, both
Iduapriem and Bibiani recorded improved
operating performances and Geita continued to
perform well. At Obuasi, gold production
increased 2% to 92,000oz, with tonnage treated
up 10% on the previous quarter, due in part to
the treatment of the Kubi pit surface oxides,
which in turn reduced the overall yield. At the
time of reporting, underground grades at Obuasi
have improved by 1g/t and management
expects production to reach 100,000oz next
quarter. Obuasi’s operating loss for the quarter
of $1m is an $11m improvement on that of the
previous quarter.
On 12 April, AngloGold Ashanti filed an
application with the South African High Court for
an interim order seeking the continuation of
pumping of underground water at mines located
updip from the AngloGold Ashanti Vaal River
operations. On 15 April, the South African
Department of Water Affairs and Forestry
issued an interim directive, ordering AngloGold
Ashanti, Harmony and DRDGold to share
equally the costs of pumping the water, until the
Court reaches a final decision regarding the
relevant legal liabilities and responsibilities.
Looking ahead, production for the second
quarter is estimated to be 1.6Moz at an average
total cash cost of $276/oz, assuming the
following exchange rates to the US dollar:
R6.10; A$0.77; BRL2.90 and Argentinean
peso 2.70. Capital expenditure for the quarter
is estimated at $207m but will be managed in
line with profitability and cash generation.

OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, volume mined dropped 14% as
planned, largely due to the slow start-up at the
beginning of the year. Yield was held to last
quarter’s level and gold production fell 11% to
5,598kg (180,000oz), as a consequence of the
fewer shifts worked.
A decreased by-product contribution from uranium
and the negative impact of lower gold production
combined to increase total cash costs by 18% to
R53,491/kg ($277/oz). These higher total cash
costs, together with lower revenue and unfavourable
inventory movements, resulted in gross profit
adjusted for the effect of unrealised non-hedge
derivatives decreasing 38% to R122m ($20m).
The Lost-Time Injury Frequency Rate (LTIFR) was
9.51 lost-time injuries per million hours worked (9.80
for the previous quarter). Regrettably, two
employees lost their lives due to falls of ground.
At Kopanang, volume mined was 5% lower than the
record level achieved in the previous quarter. Yield
improved by 4% to 7.49g/t with gold production
falling marginally to 3,737kg (120,000oz). Total cash
costs, at R59,318/kg ($307/oz), increased 7%
quarter-on-quarter. Gross profit adjusted for the
effect of unrealised non-hedge derivatives
decreased 26% to R53m ($9m), reflecting the lower
gold output and higher costs.
The LTIFR was 12.45 (14.45). Regrettably, one
employee died from a fall of ground incident.
Tau Lekoa’s volume mined decreased by 15%
quarter-on-quarter due to a planned reduction in
mining below cut-off. Contract labour was moved
from low-grade pillar mining to higher grade areas to
help mitigate the effect of this reduction, resulting in
a slightly increased yield of 3.98g/t. Gold production
was unfavourably impacted by this quarter’s lower
volumes and fell 13% to 2,029kg (65,000oz).
Despite cost containment efforts and the
implementation of cost saving initiatives, the
benefits of which were reflected in the absolute
costs, total cash costs increased by 8% to
R83,401/kg ($432/oz).
The LTIFR was 10.77 (15.29). Two employees
regrettably lost their lives due to falls of ground.
Moab Khotsong’s improved gold production of
124kg (4,000oz) is not included in the South
Africa region's production, as the revenue
continues to be capitalised against pre-
production costs. Commercial production is
scheduled for 2006.
The LTIFR was 9.60 (8.41).
At Mponeng, volume mined decreased 7% due
to six fewer breaking shifts this quarter.
Increased mining in the higher grade areas
below the 109 level led to an 8% improvement
in yield to 8.31g/t, resulting in a 3% increase in
gold production to 3,571kg (115,000oz). Total
cash costs decreased marginally to R63,457/kg
($329/oz). Gross profit adjusted for the effect of
unrealised non-hedge derivatives increased
69% to R22m ($3m), reflecting the impact of the
lower costs and improved gold production.
The LTIFR was 15.82 (10.77).
At Savuka, volume mined dropped 9% due to
adverse ground conditions experienced in the
Ventersdorp Contact Reef from geological
structure problems. An increase in off-reef
mining and lower in-situ values resulted in a
17% decline in yield to 5.44g/t, which, together
with the lower volumes, resulted in a 23%
decrease in gold production to 1,000kg
(32,000oz). Total cash costs, which in absolute
terms decreased 8% quarter-on-quarter, were
nevertheless adversely impacted by the lower
gold output and consequently increased 20% to
R107,171/kg ($555/oz). Gross loss adjusted for
the effect of unrealised non-hedge derivatives
increased by 88% to R32m ($5m),
predominantly due to the lower gold production.
Management is focused on a turn-around
strategy for Savuka, although continued
underperformance will likely result in early
closure.
The LTIFR was 13.59 (8.85).
At TauTona, volume mined increased 3% as
improved face advance more than offset a drop
in face length. Yield increased 2% to 10.31g/t
as a consequence of the higher face values.
Gold production declined marginally to 4,067kg
(131,000oz), mainly due to increased material
lock-up resulting from seismicity. Total cash
costs, at R52,492/kg ($272/oz), reflected a 3%
improvement. Gross profit adjusted for the
effect of unrealised non-hedge derivatives
increased 27% to R61m ($9m).
The LTIFR was 8.84 (14.53).

ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production decreased as anticipated by 16% to
57,000oz due to an 8% decrease in ore treated and
a 9% lower feed grade quarter-on-quarter, after a
period of particularly high grades during the second
half of 2004. Although production is expected to
decline slightly in the second quarter of 2005, full-
year production is expected to match last year’s
levels.
Total cash costs were 8% higher quarter-on-quarter
at $141/oz, mainly owing to lower gold and silver
production, although lower labour and mine
equipment rental costs partially offset the effect of
the decreased production. Gross profit adjusted for
the effect of unrealised non-hedge derivatives
declined to $10m as a result of a 28% decrease in
gold revenue.
The LTIFR was 2.14 (4.61).
AUSTRALIA
For the second consecutive quarter, Sunrise Dam
reported record production of 131,000oz,
representing a 15% increase quarter-on-quarter.
Mining continued in the higher grade areas as
planned with recovered grade increasing to 4.60g/t,
which offset the effects of both the lower volume
treated and the increased mining costs. Total cash
costs consequently declined by 4% to A$359/oz
($279/oz).
Gross profit adjusted for the effect of unrealised
non-hedge derivatives, which declined by 37% to
A$17m ($13m) as a result of lower inventory build-
up, a lower price received and lower volume treated,
was partially offset by the favourable grade.
The underground project at Sunrise Dam is well
underway, with 796m of underground capital
development and 742m of operational development
completed.
There were no lost-time injuries at Sunrise Dam (0).
Agreement was reached this quarter amongst the
three parties on the parameters of the Boddington
Feasibility Study and an exercise is underway to
finalise the capital and cost parameters. A decision
on the project implementation is expected in the first
quarter of 2006.
BRAZIL
At AngloGold Ashanti Mineracao, gold
production declined 3% to 57,000oz, mainly due
to a planned decrease in tonnage treated at the
Córrego do Sítio and Cuiabá mines.
Total cash costs were 9% higher at $147/oz, as
a consequence of the lower gold production, a
lower sulphuric acid credit (a function of an 8%
price decrease) and the 4% appreciation of the
Brazilian real. Gross profit adjusted for the
effect of unrealised non-hedge derivatives
increased 30% to $13m due to a 14% increase
in the received price, which offset the effects of
higher cash costs and a lower quantity of gold
sold.
This quarter, AngloGold Ashanti Mineracao won
the 2004 Dick Fisher Safety Award, the most
prestigious acknowledgement of good safety
performance awarded within the company. The
LTIFR was 2.25 (0.75).
At Serra Grande (50% attributable), gold
production was maintained at last quarter’s level
of 24,000oz. Total cash costs were also
maintained at $147/oz, as the effect of a 4%
appreciation of the Brazilian real was offset by
higher primary development capitalisation.
Gross profit adjusted for the effect of unrealised
non-hedge derivatives increased 50% to $6m
as a consequence of a 15% increase in the
received gold price.
The LTIFR for the quarter was 4.88 (2.46).
GHANA
At Bibiani, production was higher than
anticipated at 33,000oz due to the milling of
higher grade hard rock in addition to tailings,
although production declined 3% quarter-on-
quarter. From the third quarter of this year, it is
anticipated that production at Bibiani will
devolve into tailings treatment alone, as both
the hard rock stockpile and the satellite pits will
be depleted.
Total cash costs increased marginally to
$289/oz. Gross profit adjusted for the effect of
unrealised non-hedge derivatives improved
from a loss of $4m in the previous quarter, to a
break-even point this quarter.
The LTIFR was 2.13 (0).

At Iduapriem (85% attributable), gold production
increased 10% to 46,000oz, primarily as a result of
improved plant availability and consequently,
increased throughput. Total cash costs decreased
19% to $288/oz, due to increased production, and
gross profit adjusted for the effect of unrealised non-
hedge derivatives improved to $2m.
As previously reported, a mine-to-mill study is
currently underway at Iduapriem and will focus on
the optimisation of the front-end crushing system to
further increase plant throughput.
There were no lost-time injuries this quarter, making
March the 19
th
consecutive month without a lost-
time injury (0).
Production improved 2% at Obuasi to 92,000oz,
largely due to the recently commenced mining of the
Kubi pit surface oxides. In spite of this production
increase, operational performance continues to be
affected by inadequately drilled and developed
reserves. In addition, a SAG mill motor breakdown
at the main processing plant this quarter adversely
affected tonnage throughput. Total cash costs
consequently increased 13% to $362/oz. Gross
loss adjusted for the effect of unrealised non-hedge
derivatives reduced from $12m to $
Following the quarter close, grade underground
improved by approximately 1g/t owing to an
improved mining mix and increased flexibility,
although reduced development will continue to
constrain the improved mining trend.
The LTIFR was 4.73 (2.56). Regrettably, two
employees lost their lives this quarter, one in a
heavy machinery accident and the other in a slip
and fall.
REPUBLIC OF GUINEA
At Siguri (85% attributable), gold production was
maintained at last quarter’s levels of 43,000oz.
Production, however, was lower than anticipated,
due to the previously-reported delay in the carbon-
in-pulp plant construction and related problems
subsequent to the plant’s commissioning in
February 2005. These difficulties have largely been
resolved and it is expected that improved
performance will be achieved during the remainder
of the year. Total cash costs this quarter decreased
9% to $395/oz. Gross profit adjusted for the effect
of unrealised non-hedge derivatives rose to $2m.
The LTIFR was 0.50 (0.46).
MALI
At Morila (40% attributable), production
decreased by 26% to 67,000oz, reflecting a
26% decline in recovered grade. As noted in the
preceding quarterly report, plant feed grade was
unusually high at the end of 2004 and, as
anticipated, was not sustained during the first
quarter of 2005.
Total cash costs increased by 15% quarter-on-
quarter to $173/oz, mainly due to the grade-
related decline in gold production, although the
unit cost impact of the lower grade was partially
mitigated by improved cost management.
Gross profit adjusted for the effect of unrealised
non-hedge derivatives declined by 37% to $12m
due to the lower gold production. Morila is
expected to meet its 2005 attributable
production target.
The LTIFR was 1.24 (3.71).
At Sadiola (38% attributable), gold production
declined by 19% to 38,000oz due to a 19%
decrease in tonnage throughput. This reduction
came as a result of 14 fewer milling shifts, as a
consequence of an accumulation of extra
working days in the previous quarter and two
public holidays in January. Sadiola
nevertheless remains on track to meet its 2005
attributable production target.
The lower lower production resulted in an 11%
increase in total cash costs to $283/oz. Gross
profit adjusted for the effect of unrealised non-
hedge derivatives declined by 33% to $2m.
The LTIFR was 1.16 (2.32).
Production at Yatela (40% attributable), at
23,000oz, was 18% below that of the previous
quarter due to a decline in recovered grade.
Total cash costs increased by only 1% to
$280/oz, and the drop in gold production was
largely offset by improved cost performance,
including the significant benefit realised on
cement consumption and costs by moving from
bottom lift stacking to top lift stacking.
`
Gross profit adjusted for the effect of unrealised
non-hedge derivatives, at $2m, was in line with
that of the previous quarter.
The good safety performance of the previous
quarter was maintained and there were no lost-
time injuries (0).

NAMIBIA
At Navachab, gold production increased by 12% to
19,000oz due to 6% increases in both tonnage
throughput and recovered grade. Total cash costs
decreased by 11% to $413/oz as a result of the
increase in production volume. Gross profit adjusted
for the effect of unrealised non-hedge derivatives
improved to a breakeven level, compared to the
$2m loss recorded for the previous quarter after a
crusher breakdown in November resulted in
considerable plant downtime and higher costs.
There were no lost-time injuries (0).
TANZANIA
At Geita, production improved by 1% to 192,000oz
due to a small increase in tonnage throughput.
Total cash costs, at $213/oz, were 19% lower than
those of the previous quarter.
Increased production and a better cost performance
contributed to a 120% improvement in gross profit
adjusted for the effect of unrealised non-hedge
derivatives to $10m. Going forward, yield is
expected to decline and costs are expected to rise,
following the once-off favourable inventory
movements experienced during the first quarter.
The LTIFR was 1.06 (1.02).
USA
At Cripple Creek & Victor (67% ownership with
100% interest in production until initial loans are
repaid), gold production decreased 11% to
81,000oz, after gyratory crusher repairs in
December required a reduction in tons placed
on the leach pad and available recoverable
ounces in the first quarter consequently
declined. In an effort to remedy this shortfall, a
record 5,243,000 tons were crushed and placed
on the leach pad this quarter.
Total cash costs, at $220/oz, were 8% lower
than those of the previous quarter due to
improved operating costs and an increase in the
recoverable ounces placed on the leach pad.
Gross profit adjusted for the effect of unrealised
non-hedge derivatives, at $7m, showed marked
improvement quarter-on-quarter.
There were no lost-time injuries (0). In March,
CC&V achieved 16 months and exceeded one
million hours without a lost-time accident.
Notes:
·    All references to price received include the realised non-hedge derivatives.
·    In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
·    Rounding of figures may result in computational discrepancies.

Exploration
In South Africa, surface diamond drilling
continued to test Vaal Reef grade and facies
models in the lower Mine Block at Moab Khotsong
and to the southwest of Kopanang.
In Tanzania at Geita, diamond drilling of the Geita
Hill Northeast Extension zone is underway in
order to establish the final open pit extent and
define areas for infill Mineral Resource drilling in
2005.
At Sadiola in Mali, a drilling programme has
commenced to evaluate the sulphide potential at
FE3, FE3 South and FE4, while Mineral Resource
modelling is in progress at the Deep Sulphide
project. Further satellite oxide targets were
identified in a target generation exercise and are
being followed up with drilling.
Greenfields exploration in southern Mali was
terminated and the projects will be farmed out to
third parties.
At Obuasi in Ghana, underground exploration
continues to focus on the below-50 Level project,
testing both the northern and southern corridors of
the Main Reef Fissure. Results remain
encouraging.
At Bibiani, drilling is centred on the delineation of
additional underground Mineral Resources to the
north and below the existing pit.
At Siguiri in Guinea, drilling is underway to test
the oxide depth and strike extensions of the
existing pits. Results to date have been
encouraging. Reconnaissance drilling
commenced on a 2km soil geochemical anomaly
at Foulata, situated 45km west of the plant.
In the Democratic Republic of Congo at the
Kimin project, diamond drilling commenced in
January in the Adidi Mine area to firm up previous
geological interpretations of the mineralisation. As
a precautionary measure, exploration activities in
the area were temporarily suspended at the end
of February to avoid possible conflict with
elements of the local militia. The issues were
resolved by the District Commissioner and other
government representatives and exploration
activities recommenced in April.
In Namibia at Navachab, infill drilling is underway
at Anomaly 16, situated 5km from the current pit.
At Cripple Creek & Victor in the United States,
exploration efforts focused on Mineral Resource
expansion drilling of the Wildhorse Extension
project. Additional metallurgical and geotechnical
studies are ongoing at both the Wildhorse
Extension and South Cresson projects.
In Alaska, a first phase Reverse Circulation
drilling programme was completed on the Lost
Mine South project, situated 40km southwest of
the Pogo mine. The drilling intersected a series of
highly altered structural zones with initially
encouraging gold results. At Livengood, efforts
are currently centred on the definition of higher
grade gold zones within a large, low-grade gold
mineralised envelope. Further prospective land
has been staked and acquired in Alaska and will
be explored in the next few months.
In Brazil, Mineral Resource definition drilling
continued at Lamego, where the Carruagem
exploration ramp advanced 246m during the
quarter to 498m.

At Corrego do Sitio, ongoing drilling at Carvoaria
Velha-Bocaina (situated 2km northeast of
Cachorro Bravo) has confirmed the presence of
multiple narrow, locally high-grade sulphide
horizons. Drilling at Bocaina has extended the
known oxide Mineral Resource to the north and
confirmed the down-plunge continuity of the
sulphide mineralisation. Underground drilling at
Cachorro Bravo continues to intersect high grade
mineralisation in the hanging wall 300 series ore
horizons.
At Serra Grande, drilling continued throughout the
quarter on potential open pit targets.
At the Cerro Vanguardia mine in Argentina,
reconnaissance drilling is underway to define
additional upside on the Fortuna and Atila veins.
Diamond drilling was completed on a target in
eastern Peru with marginal gold results; the
property is now being offered for joint venture.
Two new targets are expected to be drill-tested
this year and regional exploration joint ventures
were signed in February with both Bear Creek
Mining and WestMag Ltd for data packages in
southern Peru.
In Colombia, field evaluation of greenfields
targets and advanced-stage opportunities in the
San Lucas and Middle Cauca project areas
continued, with four projects planned to be drilled
in 2005.
At Sunrise Dam in Australia, drilling from surface
and underground continued to focus on the
underground targets of GQ, Cosmo, Astro and
Hammerhead. Deep drilling targeting the Carey
Shear beneath the open pit intersected
encouraging mineralisation over a strike length of
approximately 400m.
At the Tropicana JV, the initial, broad-spaced
diamond drilling testing for bedrock mineralisation
intersected wide, moderate grade gold intercepts
at the Tropicana Prospect. An induced
polarisation geophysical survey is planned to
commence before additional drill testing is
undertaken. Auger sampling along strike to the
south of the prospect has defined a new
geochemical anomaly, which will be tested by
aircore drilling in the next quarter.
Drill-testing of targets in the Yamarna JV
continued, with assay results forthcoming.
A Heads of Agreement has been signed with
Eurasia Mining plc to forge an exclusive
exploration alliance covering areas in south-
eastern Siberia. This will allow AngloGold
Ashanti to benefit from Eurasia’s local expertise in
order to identify and explore potential exploration
and acquisition opportunities. Eurasia will
manage the projects.
In Laos, a number of high priority exploration
targets were identified outside of the Sepon
project area by the newly formed joint venture with
Oxiana Limited. Initial field work programmes
have commenced.
In Mongolia, drilling of the Torimkhan prospect at
Altan Uul in the southern Gobi region generated
initially encouraging gold results, which are being
followed up with additional drilling and
geophysics. Drilling at Tsagaan Tolgoi, situated in
northwestern Mongolia, did not intersect economic
gold grades.
In China, the technical team continues to focus on
a number of exploration opportunities, as well as
the establishment of relationships with suitable
local partners.

Review of the gold market
The strong investor interest in gold seen during the
latter half of 2004 abated during the first quarter of the
new year. As a result, gold prices were down for this
period. The quarter closed exactly $10/oz lower than
the opening spot price at $428/oz, and the average spot
price of $427/oz for the full quarter was $7/oz or 2%
lower than the average price for the final quarter in
2004. There has been little activity in the market since
the end of the quarter to change this position, and gold
continues to trade sideways.
Whilst the average exchange rate of the rand to the
dollar at around R6/$1 for the quarter remained much
the same as the previous quarter, the rand tended
weaker during much of the quarter. The exchange rate
for the local currency closed at R6.22 to the dollar, or
some 10% weaker than the opening rate of R5.64. As
a result of these circumstances, the South African gold
price has also remained trapped within a relatively
narrow band of R80,000-R86,000/kg, with an average
local spot price of R82,219/kg for the quarter. This
price was 4% down on the average rand spot price for
the previous quarter.
GOLD
The gold price remains closely tied to the strength or
weakness of the dollar, most specifically against the
euro. This relationship continued throughout the latest
quarter (see Graph 1 : Euro/ $ Exchange Rate and US$
Gold Spot Price : 3 January 2005 – 14 April 2005
Indexed). Whilst the price/exchange rate correlation is
not as near-perfect as it was during the latter half of last year, the profile of movements in the two markets is
very similar.
The other element through which the gold price can be
tracked and predicted remains the behaviour of open
interest in gold on the New York Commodity Exchange
(Comex). Investor behaviour in gold on the Comex
tracks very closely the movement in the US dollar/euro
exchange rate, reflected in investor activity in the
US dollar on the International Money Market (IMM) in
Chicago. Graph 2 shows the very close relationship
between the size of net short US dollar positions on the
IMM and the size of net long gold positions on the
Comex. When those trading on the IMM reduce their
net short positions on US dollars, so investors and
speculators reduce their net long positions on Comex.
As the US dollar short position in IMM increases, so the
long position in gold on the Comex increases.
The link between the US dollar gold price and the net
open positions in gold on Comex however, was
somewhat weaker during the past quarter than it has
been over the past three and a half years. The Comex
sustained a substantial correction in open interest in
gold early in 2005, with net positions falling for six
weeks to a low of only some 7Moz net long in mid-
February. This relatively low open position in gold co-
incided with the strongest point of the US dollar against
the euro during the quarter, confirming the link between
behaviour on the Comex, and changes in value of the
US dollar. However, this sharp fall in the net long
position in gold on the Comex translated to only a small
correction in the US dollar spot price of gold. It is likely that the increase in gold offtake during January 2005 for
the streetTracks Gold Fund in the US softened the
negative impact on the spot gold price of the fall in net
long interest in gold on Comex. Since the low point in
mid-February, investor interest in gold on Comex has
recovered much of the lost ground, and gold futures
and options have traded for the past four weeks at
around 15-17Moz net long.
PHYSICAL DEMAND
The improved physical demand for gold reported in the
latter half of 2004, particularly in respect of jewellery
offtake in certain markets, has been maintained into
2005. With a small recovery in gold mine production
this year (due largely to the return of Freeport to full
gold production in 2005), the physical gold market is
likely to be largely unchanged, and in balance for most
of the year. With investment demand still positive for
gold, however, the final balance of supply and demand
in the gold market will remain of secondary importance,
and investor and speculation purchases on the margin
will continue to be the price-determining force in the
gold market. However, in the longer term it is important
that physical demand is healthy because of the ability of
the physical market to provide offtake and floor price
support at times when investor or speculator interest
weakens.
OFFICIAL SECTOR
The most significant issue for gold in the official sector
in recent months has been the discussion over the gold
reserves of the International Monetary Fund (IMF), and
the campaign for debt relief for Heavily Indebted Poor
Countries (HIPCs). Gordon Brown, Chancellor in the
British government, has made the issue of debt relief
through the sale or revaluation of gold reserves of the
IMF a central issue for his term of office as chairman of
the International Monetary and Finance Committee of
the IMF.

This is an idea which is not new to the IMF. During
1999, a campaign with the same objectives was
undertaken with the objective of selling IMF gold
reserves to fund HIPC debt relief. The compromise
reached on that occasion involved not the outright sale,
but rather a revaluation of some 12.9Moz or 13% of IMF
gold holdings to generate sufficient value on the IMF
balance sheet to meet the needs of the proposal at that
time for debt relief. This time, IMF management seems
determined that a process of revaluation of the gold
reserves on their balance sheet will be inappropriate for
the scheme to relieve debt, and that only outright sale
would be appropriate. All of those who have supported
this campaign insist that such outright sales would be
undertaken in a manner that would not damage the gold
market. More specifically, it has been mooted that any
gold sales by the IMF should be effected only within the
constraints and terms of the second Washington
Agreement which provides currently for the sale of
2,500t of gold over five years by signatories to the
agreement (September 2004 – September 2009).
Whilst the proposal to sell a part of the IMF gold
holdings has contributed to some measure of negative
sentiment in the gold market, it is not at all clear that
such a sale will eventuate. The US Treasury opposes
the sale, and central bank officials from both Germany
and the European central bank have spoken out in
opposition to a sale of IMF gold holdings to fund debt
relief. The debate on this subject continues.
CURRENCIES
Whilst there is a broad consensus amongst market
analysts and commentators that the US dollar needs to
weaken further against the currencies of the major
trading counterparties of the US, the dollar lost little
ground during the first quarter of 2005. The structural
problems of budget and current account deficits faced
by the US economy are neutralised in the market from
time to time by the cyclical advantages currently
enjoyed by the USA. These cyclical advantages include
the continued above-average growth of the US
economy and the steady increase in US interest rates,
which are today higher than European central bank
rates for the first time in three years.
With the offset between cyclical and structural
influences, the dollar has appeared almost to be in
equilibrium in a range around $1.30 to the euro during
recent months. It is unlikely that this equilibrium can
last. It is likely that US growth will flag during this year, and that significantly higher oil prices might yet begin to
show some influence on consumer prices in the
developed economies. Any threat of inflation will trigger
more aggressive monetary and interest rate policies
with direct effect on US growth.
In all, it is difficult to believe that the structural
adjustment required by the US economy is over, or that
the US currency will not devalue further as part of that
adjustment.
Regarding the rand, the past quarter saw a brief period
of volatility and weakness against the US dollar, taking
the exchange rate to R6.38 to the dollar at one point.
However, there was no confirmation of any real trend in
this change, and the strength of the US dollar against
the euro into April has brought little change in the rand,
although an unexpected rate cut by the South African
Reserve Bank of 0.50% in mid-April saw the rand lose
5 cents against the dollar. Notwithstanding the
sustained current account deficit in the South African
economy, other economic and fiscal circumstances in
the country continue to support the rand. Capital
inflows have been sufficient to cover the current
account deficit. It seems unlikely that economic or
currency market circumstances will bring about any
significant change to the value of the rand against the
US dollar, and that any material shift in value will be
brought about by events in other markets.
HEDGING
As at 31 March 2005, the net delta hedge position of
AngloGold Ashanti was 10.72Moz or 334t, valued at the
spot price of gold at that date of $428/oz. This net delta
position reflects an increase of some 240,000oz or 7.5t
in the net size of the AngloGold Ashanti hedge
compared with the position at the end of the previous
quarter. This increase is not due to new hedging
commitments entered into by the company during the
quarter, but by measuring the hedge at the new higher
US interest rates, which give rise to a higher contango,
and therefore to higher gold forward prices. These
higher forward prices in turn translate into higher delta
values for open option positions in future years, and this
has reported as an overall increase in delta hedge
tonnage.
The marked-to-market value of the hedge position as at
31 March 2005 was negative $1,066m, little changed
from the negative value of $1,161m recorded at the end
of December 2004. The price received by the company
for the quarter under review was $424/oz, compared to
an average spot price for the period of $427/oz. The
company continues to manage its hedged positions
actively, and to reduce overall levels of pricing
commitments in respect of future gold production by the
company.

Hedge position
As at 31 March 2005, the group had outstanding the
following forward-pricing commitments against
future production. The total net delta tonnage of the
hedge of the company on this date was 10.72Moz or
334t (at 31 December 2004: 10.49Moz or 326t).
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $1.066bn (negative R6.62bn) as at
31 March 2005 (as at 31 December 2004: $1.161bn
or R6.58bn). This value at 31 March 2005 was
based on a gold price of $428/oz, exchange rates of
R/$6.2124 and A$/$0.7734 and the prevailing
market interest rates and volatilities at that date.
As at 26 April 2005, the marked-to-market value
of the hedge book was a negative $1.046bn
(negative R6.35bn), based on a gold price of
$432/oz and exchange rates of R/$6.0675 and
A$/$0.7773 and the prevailing market interest
rates and volatilities at the time.
These marked-to-market valuations are not
predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the cost
of buying all hedge contracts at the time of
valuation, at market prices and rates available
at the time.
Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR GOLD
Forward contracts
Amount (kg) 16,084 19,510 32,993 30,076 26,288 53,566 178,517
US$/oz $293 $336 $344 $365 $380 $402 $365
Put options purchased Amount (kg) 7,545 8,592 1,455 17,592
US$/oz $337 $345 $292 $337
Put options sold Amount (kg) 6,376 4,354 855 1,882 9,409 22,876
US$/oz $391 $339 $390 $400 $430 $398
Call options purchased Amount (kg) 15,613 11,211 6,357 33,181
US$/oz $330 $333 $344 $334
Call options sold Amount (kg) 30,866 28,367 27,560 27,516 26,211 76,048 216,568
US$/oz $365 $373 $374 $380 $407 $468 $410
RAND GOLD
Forward contracts
Amount (kg) * 782 933 151
Rand per kg R10,709 R116,335 R633,352
Put options purchased Amount (kg) 1,875 1,875
Rand per kg R93,602 R93,602
Put options sold Amount (kg) 6,874 1,400 8,274
Rand per kg R85,095 R88,414 R85,656
Call options purchased
Amount (kg)
Rand per kg
Call options sold Amount (kg) 11,506 4,517 1,058 2,986 5,972 26,039
Rand per kg R91,660 R102,447 R154,002 R202,054 R223,756 R139,018
A DOLLAR GOLD
Forward contracts Amount (kg) * 307 3,110 8,398 3,110 3,390 3,110 20,811
A$ per oz A$1,072 A$749 A$650 A$678 A$665 A$691 A$761
Put options purchased Amount (kg) 622 622
A$ per oz A$600 A$600
Put options sold Amount (kg) 622 622
A$ per oz A$565 A$565
Call options purchased Amount (kg) 3,110 6,221 3,732 3,110 1,244 3,110 20,527
A$ per oz A$724 A$673 A$668 A$680 A$694 A$712 A$688
Call options sold Amount (kg) 622 622
A$ per oz A$620 A$620
Delta (kg) 23,910 35,771 57,446 54,834 50,872 110,670 333,503
** Total net gold:
Delta (oz) 768,723 1,150,063 1,846,929 1,762,951 1,635,570 3,558,118 10,723,126
*        Long position.
**
The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2005.

Year
2005
2006
2007
2008
2009
2010-2014
Total
DOLLAR
SILVER
Forward contracts Amount (kg)
$ per oz
Put options purchased Amount (kg) 32,659 43,545 43,545 119,749
$ per oz $7.11 $7.11 $7.40 $7.22
Put options sold Amount (kg) 32,659 43,545 43,545 119,749
$ per oz $6.02 $6.02 $5.93 $5.99
Call options purchased Amount (kg)
$ per oz
Call options sold Amount (kg) 32,659 43,545 43,545 119,749
$ per oz $8.11 $8.11 $8.40 $8.22
The following table indicates the group's currency hedge position at 31 March 2005
Year
2005
2006
2007
2008
2009
2010-2014
Total
RAND DOLLAR (000)
Forward contracts
Amount ($)                   4,065 4,065
US$/R R5.91 R5.91
Put options purchased Amount ($)
US$/R
Put options sold Amount ($)
US$/R
Call options purchased Amount ($)
US$/R
Call options sold Amount ($) 50,000 50,000
US$/R R6.22 R6.22
A DOLLAR (000)
Forward contracts Amount ($) 15,970 39,222 55,192
A$/US$                      A$0.44 A$0.75 A$0.62
Put options purchased Amount ($)
A$/US$
Put options sold Amount ($)
A$/US$
Call options purchased Amount ($)
A$/US$
Call options sold Amount ($) 75,000 20,000 95,000
A$/US$                      A$0.76 A$0.74 A$0.75
BRAZILIAN REAL (000)
Forward contracts Amount ($) 18,000 24,000 4,000 46,000
US$/BRL BRL2.89 BRL3.18 BRL3.31 BRL3.08
Put options purchased Amount ($)                     300 300
US$/BRL BRL3.43 BRL3.43
Put options sold Amount ($)                     300 300
US$/BRL BRL3.27 BRL3.27
Call options purchased Amount ($)
US$/BRL
Call options sold Amount ($) 15,300 20,000 35,300
US$/BRL BRL2.99 BRL3.29 BRL3.16

Group
income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2005
2004
2004
2004
Restated Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
4,008 4,257 3,332 15,558
Gold income 3,858 4,054 3,134 14,788
Cost of sales 2 (3,415) (3,466) (2,412) (12,306)
Non-hedge derivatives (188) (472) (6) (785)
Gross Profit 255 116 716 1,697
Corporate administration and other expenses (99) (66) (76) (331)
Market development costs (21) (23) (26) (100)
Exploration costs (60) (77) (59) (283)
Amortisation of intangible assets - (46) (52) (200)
Impairment of tangible assets - - - (8)
Net other operating expenses (19) (39) (4) (69)
Operating profit (loss)
56 (135) 499 706
Interest receivable 46 66 83 285
Other net income 16 28 8 59
(Loss) profit on disposal of assets and subsidiaries (1) 23 20 88
Finance costs and unwinding of decommissioning
and restoration obligation
(148) (144) (158) (563)
Fair value adjustment on option component of convertible bond 115 94 (148) 161
Fair value (losses) gains on interest rate swaps (16) 20 (18) 10
Profit (loss) before taxation
68 (48) 286 746
Taxation 3 59 317 (151) 179
Profit after taxation
127 269 135 925
Discontinued operations 9 (51) (16) - (73)
76 253 135 852
Allocated as follows
Equity Shareholders
50 230 99 728
Minority interest 26 23 36 124
76 253 135 852
Headline earnings
4 102 275 137 937
Earnings per ordinary share (cents)
- Basic
1
19 87 44 290
- Diluted
19 87 44 289
- Headline
1
39 104 61 373
5 676 610 877 2,844
Headline earnings adjusted for the effect
of unrealised non-hedge derivatives
4
464 782 234 1,858
Dividends
2
- Rm
926
- cents per share
350
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
1
Calculated on the basic weighted average number of ordinary shares.
2
Dividends are translated at actual rates on date of payment.
unrealised non-hedge derivatives
Gross profit adjusted for the effect of

Group
income statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2005
2004
2004
2004
Restated Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Audited
Revenue
667 706 493 2,429
Gold income 642 672 464 2,309
Cost of sales 2 (568) (575) (357) (1,925)
Non-hedge derivatives (17) (93) - (141)
Gross Profit 57 4 107 243
Corporate administration and other expenses (16) (11) (11) (51)
Market development costs (4) (4) (4) (15)
Exploration costs (10) (13) (9) (44)
Amortisation of intangible assets - (7) (8) (31)
Impairment of tangible assets - - - (1)
Net other operating expenses (3) (6) (1) (11)
Operating profit (loss)
24 (37) 74 90
Interest receivable 8 11 12 44
Other net income 2 5 2 9
Profit on disposal of assets and subsidiaries - 4 3 13
Finance costs and unwinding of decommissioning
and restoration obligation
(24) (24) (23) (87)
Fair value adjustment on option component of convertible bond 19 17 (22) 26
Fair value (losses) gains on interest rate swaps (3) 3 (3) 2
Profit (loss) before taxation
26 (21) 43 97
Taxation 3 9 62 (22) 41
Profit after taxation
35 41 21 138
Discontinued operations 9 (9) (3) - (11)
26 38 21 127
Allocated as follows
Equity Shareholders
22 34 16 108
Minority interest 4 4 5 19
26 38 21 127
Headline earnings
4 31 41 22 141
Earnings per ordinary share (cents)
- Basic
1
8 13 7 43
- Diluted
8 13 7 43
- Headline
1
12 16 10 56
5 112 101 131 441
Headline earnings adjusted for the effect
of unrealised non-hedge derivatives
4 77 135 35 298
Dividends
2
- $m
148
- cents per share
56
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
1
Calculated on the basic weighted average number of ordinary shares.
2
Dividends are translated at actual rates on date of payment.
unrealised non-hedge derivatives
Gross profit adjusted for the effect of

Group
balance sheet
As at
As at
As at
March
December
March
2005
2004
2004
Restated Restated
SA Rand million
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
35,634
33,195 18,082
Intangible assets
2,569
2,347 2,545
Investments in associates
43
43 47
Other investments
241
223 125
Inventories
677
124 156
Derivatives
458
1,055 696
Other non-current assets
637
601 964
40,259
37,588 22,615
Current assets
Inventories
2,365
2,363 1,697
Trade and other receivables
1,726
1,747 1,542
Derivatives
3,512
2,767 2,062
Current portion of other non-current assets
5
5 103
Cash and cash equivalents
1,744
1,758 5,868
9,352
8,640 11,272
TOTAL ASSETS
49,611
46,228 33,887
EQUITY AND LIABILITIES
Equity
Shareholders' equity
18,927
17,912 10,083
Minority interests
367
327 363
19,294
18,239 10,446
Non-current liabilities
Borrowings
9,934
7,262 7,977
Provisions
2,473
2,265 1,808
Derivatives
2,191
3,032 2,744
Deferred taxation
7,948
7,605 4,091
22,546
20,164 16,620
Current liabilities
Trade and other payables
2,580
2,650 1,971
Current portion of borrowings
889
1,800 2,151
Derivatives
3,948
3,007 2,558
Taxation
354
368 141
7,771
7,825 6,821
TOTAL EQUITY AND LIABILITIES
49,611
46,228 33,887
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Net asset value - cents per share
7,155
6,773 4,519

Group
balance sheet
As at
As at
As at
March
December
March
2005
2004
2004
Restated Restated
US Dollar million
Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
5,727
5,880 2,877
Intangible assets
413
416 405
Investments in associates
7
8 7
Other investments
39
40 20
Inventories
109
22 25
Derivatives
74
187 111
Other non-current assets
102
106 153
6,471
6,659 3,598
Current assets
Inventories
380
419 270
Trade and other receivables
277
309 245
Derivatives
564
490 328
Current portion of other non-current assets
1
1 16
Cash and cash equivalents
280
312 934
1,502
1,531 1,793
TOTAL ASSETS
7,973
8,190 5,391
EQUITY AND LIABILITIES
Equity
Shareholders' equity
3,042
3,173 1,604
Minority interests
59
58 58
3,101
3,231 1,662
Non-current liabilities
Borrowings
1,597
1,286 1,269
Provisions
397
402 288
Derivatives
352
537 437
Deferred taxation
1,277
1,347 651
3,623
3,572 2,645
Current liabilities
Trade and other payables
415
470 313
Current portion of borrowings
143
319 342
Derivatives
634
533 407
Taxation
57
65 22
1,249
1,387 1,084
TOTAL EQUITY AND LIABILITIES
7,973
8,190 5,391
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Net asset value - cents per share
1,150
1,200 719

Group
cash flow statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2005
2004
2004
2004
Restated Restated Restated
SA Rand million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Cash generated from operations
825
895 536 3,517
Cash utilised from discontinued operations
(51)
(16) 13 (12)
Interest received
45
50 72 236
Environmental and other expenditure
(12)
(80) (17) (148)
Finance costs
(221)
(23) (175) (465)
Taxation paid
(61)
(25) (105) (218)
Net cash inflow from operating activities
525
801 324 2,910
Cash flows from investing activities
Capital expenditure
(864)
(1,181) (567) (3,764)
Proceeds from disposal of tangible assets
-
20 26 69
Investments acquired
-
(26) - (127)
Acquisition of subsidiary net of cash
-
(40) - (1,139)
Net loans (advanced) repaid
(1)
399 2 526
Utilised in hedge restructure
(415)
(703) - (703)
Net cash outflow from investing activities
(1,280)
(1,531) (539) (5,138)
Cash flows from financing activities
Proceeds from issue of share capital
8
6 11 22
Share issue expenses
-
- - (1)
Proceeds from borrowings
2,568
90 6,737 7,236
Repayment of borrowings
(1,488)
(477) (3,192) (5,348)
Dividends paid
(488)
(52) (758) (1,322)
Proceeds from hedge restructure
-
228 - 228
Net cash inflow (outflow) from financing activities
600
(205) 2,798 815
Net (decrease) increase in cash and cash equivalents
(155)
(935) 2,583 (1,413)
Translation
141
(153) (82) (196)
Opening cash and cash equivalents
1,758
2,846 3,367 3,367
Closing cash and cash equivalents
1,744
1,758 5,868 1,758
Cash generated from operations
Profit (loss) before taxation
68
(48) 286 746
Adjusted for:
Non-cash movements
(40)
90 22 (27)
Movement on non-hedge derivatives
427
440 182 1,055
Deferred stripping costs
8
(14) (74) (144)
Amortisation of tangible assets
732
718 446 2,423
Amortisation of intangible assets
3
54 52 208
Impairment of tangible assets
-
- - 8
Interest receivable
(46)
(66) (83) (285)
Loss (profit) on disposal of assets and subsidiaries
1
(23) (20) (88)
Finance costs and unwinding of decommissioning and
restoration obligation
148
144 158 563
Fair value adjustment on option component of convertible bond
(115)
(94) 148 (161)
Movement in working capital
(361)
(306) (581) (781)
825
895 536 3,517
Movement in working capital
(Increase) decrease in inventories
(567)
122 197 (1)
(Increase) decrease in trade and other receivables
-
(22) (57) 26
Increase (decrease) in trade and other payables
206
(406) (721) (806)
(361)
(306) (581) (781)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group
cash flow statement
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
March
December
March
December
2005
2004
2004
2004
Restated Restated Restated
US Dollar million
Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Cash generated from operations
136
171 118 587
Cash utilised from discontinued operations
(8)
(3) 2 (2)
Interest received
7
9 11 37
Environmental and other expenditure
(2)
(14) (3) (24)
Finance costs
(37)
(5) (26) (72)
Taxation paid
(10)
(5) (15) (34)
Net cash inflow from operating activities
86
153 87 492
Cash flows from investing activities
Capital expenditure
(144)
(192) (84) (585)
Proceeds from disposal of tangible assets
-
3 4 10
Investments acquired
-
(5) - (20)
Acquisition of subsidiary net of cash
-
(6) - (171)
Net loans repaid
-
64 - 83
Utilised in hedge restructure
(69)
(123) - (123)
Net cash outflow from investing activities
(213)
(259) (80) (806)
Cash flows from financing activities
Proceeds from issue of share capital
1
- 2 3
Share issue expenses
-
- - -
Proceeds from borrowings
458
16 997 1,077
Repayment of borrowings
(278)
(82) (472) (818)
Dividends paid
(82)
(8) (113) (198)
Proceeds from hedge restructure
-
40 - 40
Net cash inflow (outflow) from financing activities
99
(34) 414 104
Net (decrease) increase in cash and cash equivalents
(28)
(140) 421 (210)
Translation
(4)
12 8 17
Opening cash and cash equivalents
312
440 505 505
Closing cash and cash equivalents
280
312 934 312
Cash generated from operations
Profit (loss) before taxation
26
(21) 43 97
Adjusted for:
Non-cash movements
(6)
12 4 (1)
Movement on non-hedge derivatives
57
85 26 181
Deferred stripping costs
1
(2) (11) (22)
Amortisation of tangible assets
122
120 66 380
Amortisation of intangible assets
-
8 8 32
Impairment of tangible assets
-
- - 1
Interest receivable
(8)
(11) (12) (44)
Profit on disposal of assets and subsidiaries
-
(4) (3) (13)
Finance costs and unwinding of decommissioning and
restoration obligation
24
24 23 87
Fair value adjustment on option component of convertible bond
(19)
(17) 22 (26)
Movement in working capital
(61)
(23) (48) (85)
136
171 118 587
Movement in working capital
(Increase) decrease in inventories
(50)
(27) 13 (56)
Decrease (increase) in trade and other receivables
29
(36) (23) (35)
(Decrease) increase in trade and other payables
(40)
40 (38) 6
(61)
(23) (48) (85)
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Statement of
changes in equity
Ordinary
Foreign
Other
Total
share
currency
compre-
share-
capital and
translation
hensive
Retained
holders'
Minority
premium
reserves
reserve
income
earnings
equity
interests
Equity
Restated
1
Restated
1
SA Rand million
Balance at December 2003
9,668 138 (755) (2,047) 3,848 10,852 354 11,206
Profit attributable to equity
shareholders
99 99 36 135
Dividends paid
(748) (748) (10) (758)
Ordinary shares issued 8 8 8
Transfer to reserves (8) 8 - -
Net loss on cash flow hedges
removed from equity and reported in
income
146 146 1 147
Net gain on cash flow hedges 96 96 (1) 95
Deferred taxation on cash flow
hedges
(72) (72) (72)
Net gain on available-for-sale
financial assets
15 15 15
Translation
(397) 84 (313) (17) (330)
Balance at March 2004 (Restated)
9,676
130
(1,152)
(1,778)
3,207
10,083
363
10,446
Balance at December 2004
(Restated)
18,987 138 (3,552) (1,040) 3,379 17,912 327 18,239
Profit attributable to equity
shareholders
50 50 26 76
Dividends paid
(477) (477) (11) (488)
Ordinary shares issued
8 8 8
Net loss on cash flow hedges
removed from equity and reported in
income
96 96 1 97
Net loss on cash flow hedges
(57) (57) 1 (56)
49 49 49
Net loss on available-for-sale
financial assets
(16) (16) (16)
Translation 1,474 (112) 1,362 23 1,385
Balance at March 2005
18,995
138
(2,078)
(1,080)
2,952
18,927
367
19,294
1
The 2004 opening balances and comparative amounts have been restated in terms of IAS21 (revised).
The group has changed its accounting policy for convertible bonds. Refer to note 16.
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Attributable to equity holders of the group
Non -
distributable
Deferred taxation on cash flow
hedges

Statement of
changes in equity
Ordinary
Foreign
Other
Total
share
currency
compre-
share-
capital and
translation
hensive
Retained
holders'
Minority
premium
reserves
reserve
income
earnings
equity
interests
Equity
Restated
1
Restated
1
Attributable to equity holders of the group
Non -
distributable
US Dollar million
Balance at December 2003
1,450 21 108 (307) 356 1,628 53 1,681
Profit attributable to equity
shareholders
16 16 5 21
Dividends paid
(111) (111) (2) (113)
Ordinary shares issued
2 2 2
Transfer to reserves (1) 1 - -
Net loss on cash flow hedges
removed from equity and reported in
income
22 22 22
Net gain on cash flow hedges 15 15 15
Deferred taxation on cash flow
hedges
(8) (8) (8)
Net gain on available-for-sale
financial assets
2 2 2
Translation
88 1 (44) (7) 38 2 40
Balance at March 2004 (Restated)
1,540
21
64
(283)
262
1,604
58
1,662
Balance at December 2004
(Restated)
3,364 24 (317) (184) 286 3,173 58 3,231
Profit attributable to equity
shareholders
22 22 4 26
Dividends paid
(80) (80) (2) (82)
Ordinary shares issued
1 1 1
Net loss on cash flow hedges
removed from equity and reported in
income
15 15 15
Net loss on cash flow hedges
(9) (9) (9)
Deferred taxation on cash flow
hedges
7 7 7
Net loss on available-for-sale
financial assets
(3) (3) (3)
Translation (312) (2) 230 - (84) (1) (85)
Balance at March 2005
3,053
22
(87)
(174)
228
3,042
59
3,101
1
The 2004 opening balances and comparative amounts have been restated in terms of IAS21 (revised).
The group has changed its accounting policy for convertible bonds. Refer to note 16.
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Notes
for the quarter ended 31 March 2005
1.
Basis of preparation
The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 and new International Financial Reporting
Standards (IFRS) statements which are effective 1 January 2005, where applicable.
The financial statements of AngloGold Ashanti have been prepared in accordance with IFRS (IAS34), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South
African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2005.
Where the preparation or classification of an item has been amended, comparative information has been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information. Refer to Note 9, discontinued operations and Note 16, convertible bonds, and the statement of changes in equity.
2.
Cost of sales
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Restated   Restated
Restated
Restated
Restated
Restated
Unaudited  Unaudited  Unaudited
Audited  Unaudited    Unaudited   Unaudited
Audited
SA Rand million US Dollar million
Cash operating costs 2,650 2,661 1,940 9,572 441 440 287 1,495
Other cash costs 100 108 58 343 17 18 9 54
Total cash costs 2,750 2,769 1,998 9,915 458 458 296 1,549
Retrenchment costs 14 11 24 52 2 2 4 8
Rehabilitation & other non-cash costs 45 43 27 137 7 7 4 22
Production costs 2,809 2,823 2,049 10,104 467 467 304 1,579
Amortisation of tangible assets 732 718 446 2,423 122 120 66 380
Amortisation of intangible assets 3 8 – 8 – 1 – 1
Total production costs 3,544 3,549 2,495 12,535 589 588 370 1,960
Inventory change
(129)           (83)           (83)
(229)           (21)          (13)          (13)           (35)
3,415
3,466
2,412
12,306
568
575
357
1,925
3. Taxation
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Restated
Restated
Restated
Restated
Restated
Restated
Unaudited    Unaudited  Unaudited
Audited  Unaudited    Unaudited  Unaudited
Audited
SA Rand million US Dollar million
Current taxation
(38)           (51)           (84)       (169)            (6)             (8)           (13)           (27)
Under provision prior year – (229) – (229) – (40) – (40)
Deferred taxation (34) 44 (131) (215) (6) 8 (20) (32)
Change in estimated deferred taxation – 566 – 566 – 99 – 99
Deferred taxation on change in tax rate 72 – – – 12 – – –
Deferred taxation on unrealised non
hedge derivatives
59 (13) 64 226 9 3 11 41
59
317
(151)
179
9
62
(22)

4.
Headline earnings and headline earnings adjusted for the effect of unrealised non-hedge derivatives
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Restated
Restated
Restated
Restated
Restated
Restated
Unaudited    Unaudited    Unaudited
Audited  Unaudited   Unaudited   Unaudited
Audited
SA Rand million US Dollar million
Profit attributable to equity shareholders 50 230 99 728 22 34 16 108
Amortisation of intangible assets – 46 52 200 – 7 8 31
Impairment of tangible assets – – – 8 – – – 1
Loss (profit) on disposal of assets and
subsidiaries
1
(23)           (20)           (88)              –
(4)              (3)           (13)
Loss from discontinued operations
(note 9)
51 16 – 73 9 3 – 11
Taxation on items above – 6 6 16 – 1 1 3
Headline earnings
102
275
137
937
31
41
22
141
Unrealised non-hedge derivatives 421 494 161 1,147 55 97 24 198
Deferred taxation on unrealised non-
hedge derivatives (note 3)
(59) 13 (64) (226) (9) (3) (11) (41)
Headline earnings adjusted for the
effect of unrealised non-hedge
derivatives
(1)
464
782
234
1,858
77
135
35
298
(1)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure of quarter 4, 2004 and quarter 1, 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-
hedge derivatives are settled, and not when the short-term contracts are settled.
5.
Gross profit and gross profit adjusted for the effect of unrealised non-hedge derivatives
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Restated
Restated
Restated
Restated
Restated
Restated
Unaudited    Unaudited   Unaudited
Audited  Unaudited    Unaudited   Unaudited
Audited
SA Rand million US Dollar million
Reconciliation of gross profit to gross
profit adjusted for the effect of
unrealised non-hedge derivatives:
Gross profit 255 116 716 1,697 57 4 107 243
Unrealised non-hedge derivatives 421 494 161 1,147 55 97 24 198
Gross profit adjusted for the effect of
unrealised non-hedge derivatives
(1)
676
610
877
2,844
112
101
131
441
(1)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
-
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
-
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Gross profit adjusted for the effect of unrealised non-hedge derivatives, is intended to illustrate earnings after adjusting for:
-
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the positions settled in the period; and
-
Investment in hedge restructure transaction: During the hedge restructure of quarter 4, 2004 and quarter 1, 2005, $83m and $69m in cash was injected into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in short-dated derivatives (certain of which have now matured) and investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-
hedge derivatives are settled, and not when the short-term contracts are settled.

6.      Capital commitments
Mar
2005
Dec
2004
Mar
2004
Mar
2005
Dec
2004
Mar
2004
SA Rand million US Dollar million
Orders placed and outstanding on capital
contracts at the prevailing rate of exchange
1,108 835 931 178 148 148
7.      Shares
Quarter ended                            Year ended
Mar 2005
Dec 2004
Mar 2004
Dec 2004
Authorised share capital:
Ordinary shares of 25 SA cents each 400,000,000 400,000,000 400,000,000 400,000,000
A redeemable preference shares of 50 SA cents
each
2,000,000 2,000,000 2,000,000 2,000,000
B redeemable preference shares of 1 SA cent
each
5,000,000         5,000,000        5,000,000         5,000,000
Issued share capital:
Ordinary shares
264,527,794     264,462,894     223,136,342    264,462,894
A redeemable preference shares
2,000,000         2,000,000         2,000,000        2,000,000
B redeemable preference shares 778,896 778,896 778,896 778,896
Weighted average number of ordinary shares for the
period
Basic ordinary shares
264,488,624    264,451,226    223,212,890     251,352,552
Diluted number of ordinary shares 265,024,329 265,085,959 224,180,742 252,048,301
During the quarter, 64,900 ordinary shares were allotted in terms of the AngloGold Share Incentive
Scheme. All the preference shares are held by a wholly-owned subsidiary company.
8.      Exchange rates
Mar 2005
Dec 2004
Mar 2004
Rand/US dollar average for the period 6.01 6.44 6.76
Rand/US dollar average for the quarter 6.01 6.05 6.76
Rand/US dollar closing 6.22 5.65 6.28
Rand/Australian dollar average for the period 4.67 4.82 5.17
Rand/Australian dollar average for the quarter 4.67 4.58 5.17
Rand/Australian dollar closing 4.81 4.42 4.79
9.      Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations under the segmental analysis, has been discontinued as the operation has reached the end of its useful life.
The results of Ergo for the period are presented below:
Quarter ended
Year
ended
Quarter ended
Year
ended
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Mar
2005
Dec
2004
Mar
2004
Dec
2004
Restated
Restated
Unaudited  Unaudited
Unaudited      Audited  Unaudited
Unaudited  Unaudited      Audited
SA Rand million US Dollar million
Revenue 85 121 164 560 14 20 24 87
Operating and closure expenses (136) (145) (168) (627) (23) (24) (25) (97)
Non-hedge derivatives – 18 4 – – 3 1 –
Gross loss (51) (6) – (67) (9) (1) – (10)
Deferred taxation – (10) – (6) – (2) – (1)
Loss after tax attributable to the
discontinued operation
(51)          (16)             –
(73)            (9)            (3)            –
(11)

10.
Contingent liabilities
AngloGold Ashanti acts as ultimate guarantor in respect of sureties provided to bankers and other parties by its subsidiaries in respect of certain loans and commitments. At 31 March 2005, the aggregate contingent liability is approximately $57m. Discussions are continuing in respect of the class action being brought against the former Ashanti Goldfields and it is anticipated that the final outcome of this claim will have no material effect on the company.
11.      Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company
Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.
12.      Borrowings
AngloGold Ashanti's borrowings are interest bearing.
13.      Announcements
13.1    On 27 January 2005, AngloGold Ashanti announced that the board of directors had approved a
$121m expansion project at the company’s Cuiabá mine in south-eastern Brazil. It is anticipated that commissioning will take place in December 2006, with full production by the end of the second quarter of 2007. The expansion project would result in production increasing from
190,000oz/year to 250,000oz/year at an estimated cost of $169/oz over the life of the project and would extend the life of mine profile by six years to 2019.
13.2    On 27 January 2005, AngloGold Ashanti announced that it had signed a new three-year, $700m revolving credit facility, replacing the $600m facility which matured in February 2005. The new facility has reduced the group’s cost of borrowings from 70 basis points over Libor to 40 basis points.
13.3    On 15 April 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally, the costs of pumping water at some shafts of DRDGold’s North West operations in South Africa.
This follows an interdict application made by AngloGold Ashanti in response to DRDGold’s threat to cease funding the pumping of water at these shafts, after placing its subsidiary
Buffelsfontein into liquidation on 22 March 2005.
13.4    On 28 April 2005, the company announced that agreement had been reached with Trans-
Siberian Gold plc (TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on 30 June 2004. The subscription is conditional on TSG shareholders approval.
AngloGold Ashanti currently holds a 17.5% equity interest in TSG that will increase to 29.9%
upon completion of the second subscription. This announcement followed that of 18 April 2005, in which AngloGold Ashanti advised that the subscription date had been extended from 15 April
2005 to 29 April 2005.
14.      Dividend
Final dividend No. 97 of 180 South African cents or 15.49 UK pence or 2,683.08 Ghanaian cedis per share was paid to shareholders on 25 February 2005, while a dividend of 7.55 Australian cents per
CHESS Depositary Interest (CDI) was paid on the same day. A dividend was paid to holders of
Ghanaian Depositary Shares (GhDS) on 28 February 2005 at a rate of 26.83 Ghanaian cedis per
GhDS. Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 7 March 2005 at a
rate of 30.37 US cents per ADR. Each ADR represents one ordinary share.

15.
Group financial statements
The group financial statements for the quarter ended 31 March 2005 were authorised for issue in accordance with a resolution of the directors passed on 28 April 2005. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.
16.      Convertible bonds
The group has changed its accounting policy for convertible bonds. Previously convertible bonds were accounted for as compound financial instruments, part equity and part liability. The equity component was not remeasured for changes in fair value
Convertible bonds will now be accounted for entirely as a liability, with the option component disclosed as a derivative liability, carried at fair value. Changes in such fair value will be recorded in the income statement.
This change was made in response to additional guidance becoming available on the interpretation of
International Financial Reporting Standards. This change is applied retrospectively and comparative figures have been restated.
The impact on comparative figures is as follows:
Quarter to December 2004:
Profit attributable to equity shareholders increased by $17m;
Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $56m.
Quarter to March 2004:
Profit attributable to equity shareholders decreased by $22m;
Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $104m.
Year to December 2004:
Profit attributable to equity shareholders increased by $26m;
Option component previously disclosed as equity ($82m) is removed from shareholders equity, and replaced by a derivative liability of $56m.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
28 April 2005

Price and unit cost calculation
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March   December
March
December
March December
March   December
2005
2004
2004
2004
2005
2004
2004
2004
Restated Restated Restated Restated Restated Restated
Unaudited
Unaudited   Unaudited
Unaudited Unaudited Unaudited Unaudited Unaudited
Price received
Gold income per income statement 3,858 4,054 3,134 14,788 642 672 464 2,309
Adjusted for minority interests and non-gold producing
companies
122 129 80 432 21 22 12 68
3,736 3,925 3,054 14,356 621 650 452 2,241
Realised non-hedge derivatives 233 22 155 362 38 4 24 57
3,969
3,947
3,209
14,718
659
654
476
2,298
Attributable gold sold - kg / - oz (000)
48,313
51,463
36,615
181,585
1,553
1,655
1,177
5,838
Revenue price per unit - R/kg / -$/oz
82,152
76,691
87,651
81,051
424
395
404
394
Total Costs
Total cash costs (note 2)
2,750 2,769 1,998 9,915 458 458 296 1,549
Adjusted for minority interests and non-gold producing
companies
76 32 (9) 74 13 5 (1) 12
Total cash costs
2,674
2,737
2,007
9,841
445
453
297
1,537
Plus:
Retrenchment costs
14 11 24 52 2 2 4 8
Rehabilitation and other non-cash costs 45 43 27 137 7 7 4 22
Amortisation of tangible assets 732 718 446 2,423 122 120 66 380
Amortisation of intangible assets 3 8 - 8 - 1 - 1
Adjusted for minority interests and non-gold producing
companies
20 28 21 92 2 5 4 14
Total production costs
3,448
3,489
2,483
12,369
574
578
367
1,934
Gold Produced - kg / - oz (000)
48,808
51,360
36,497
181,311
1,569
1,651
1,173
5,829
Total cash cost per unit - R/kg / -$/oz
54,778
53,299
55,004
54,276
284
274
253
264
Total production cost per unit - R/kg / -$/oz
70,639
67,925
68,038
68,221
366
350
313
332
SA Rand / Metric
US Dollar / Imperial

Segmental reporting
for the quarter ended March 2005
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Restated
Restated
Restated
Restated
Restated
Restated
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million
US Dollar million
1. Gold income
South Africa
1,646
1,791 1,837 7,189
274
297 272 1,118
Argentina
151
207 115 620
25
34 17 97
Australia
337
293 247 1,099
56
49 37 172
Brazil
247
240 250 1,014
41
40 37 158
Ghana
410
377 - 1,257
68
62 - 198
Guinea
119
111 - 259
20
18 - 41
Mali
333
410 276 1,192
55
69 40 188
Namibia
53
44 40 176
9
7 6 27
Tanzania
407
412 216 1,285
68
68 32 201
USA
155
169 153 671
26
28 23 105
Zimbabwe
-
- - 26
-
- - 4
3,858
4,054
3,134
14,788
642
672
464
2,309
2. Gross profit (loss) adjusted
for the effect of unrealised
non-hedge derivatives
South Africa
213
312 498 1,462
35
52 75 228
Argentina
60
103 24 202
10
17 3 32
Australia
80
124 69 390
13
20 11 61
Brazil
136
125 118 547
23
21 18 85
Ghana
8
(134) - (130)
1
(23) - (22)
Guinea
15
(67) - (93)
2
(11) - (16)
Mali
97
141 83 306
16
24 12 49
Namibia
1
(9) 8 11
-
(2) 1 1
Tanzania
65
27 73 150
10
5 10 23
USA
41
(4) 7 43
7
(1) 1 7
Zimbabwe
-
- - (9)
-
- - (1)
Other
(40)
(8) (3) (35)
(5)
(1) - (6)
676
610
877
2,844
112
101
131
441
3. Cash gross profit (loss)
1
South Africa
455
514 660 2,193
76
86 99 342
Argentina
96
143 63 370
16
23 9 58
Australia
135
173 106 555
22
28 17 87
Brazil
164
158 153 685
27
26 23 107
Ghana
106
(27) - 128
18
(6) - 19
Guinea
27
(51) - (81)
4
(9) - (13)
Mali
165
196 133 503
27
34 20 80
Namibia
6
(4) 10 28
1
(1) 1 4
Tanzania
154
130 101 372
25
22 14 58
USA
98
53 81 300
16
8 12 47
Zimbabwe
-
- - -
-
- - -
Other
(21)
14 16 39
(2)
4 2 4
1,385
1,299
1,323
5,092
230
215
197
793
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets less non-cash revenues.
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

Segmental reporting (continued)
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Restated
Restated
Restated
Restated
Restated
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
4. Gold production
South Africa
20,732
22,214
21,419
88,860
666
714
688
2,857
Argentina
1,779
2,135
1,097
6,575
57
68
35
211
Australia
4,064
3,554
2,703
12,762
131
114
87
410
Brazil
2,528
2,575
2,334
10,382
81
83
75
334
Ghana
5,313
5,142
-
15,041
171
166
-
485
Guinea
1,345
1,325
-
2,565
43
43
-
83
Mali
3,980
5,145
3,352
14,789
128
165
108
475
Namibia
596
535
460
2,070
19
17
15
66
Tanzania
5,963
5,915
2,895
17,740
192
190
93
570
USA
2,508
2,820
2,237
10,234
81
91
72
329
Zimbabwe
-
-
-
293
-
-
-
9
48,808
51,360
36,497
181,311
1,569
1,651
1,173
5,829
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Audited
SA Rand million
US Dollar million
5. Capital expenditure
South Africa
482
712
416
2,159
80
115
62
335
Argentina
23
20
15
83
4
3
2
13
Australia
46
42
44
182
7
7
6
28
Brazil
64
73
44
261
11
12
7
40
Ghana
94
98
-
269
16
16
-
42
Guinea
95
114
-
366
16
19
-
57
Mali
24
20
17
67
4
4
2
11
Namibia
5
16
4
134
1
3
1
21
Tanzania
17
41
6
81
3
7
1
13
USA
9
20
16
103
2
3
2
16
Zimbabwe
-
-
-
9
-
-
-
1
Other
5
25
5
50
-
3
1
8
864
1,181
567
3,764
144
192
84
585
As at
As at
As at
As at
As at
As at
March
December
March
March
December
March
2005
2004
2004
2005
2004
2004
Unaudited
Audited
Unaudited
Unaudited
Audited
Unaudited
SA Rand million
6. Total assets
South Africa
14,506
15,039
12,816
2,331
2,664
2,039
Argentina
2,115
1,784
1,969
340
316
313
Australia
4,389
4,062
4,295
705
720
683
Brazil
2,048
1,962
1,836
329
348
292
Ghana
11,403
10,016
-
1,832
1,774
-
Guinea
1,699
1,366
-
273
242
-
Mali
2,041
1,820
2,267
328
322
361
Namibia
214
216
202
34
38
32
Tanzania
6,682
6,233
2,710
1,073
1,107
431
USA
2,752
2,311
2,586
442
409
411
Other
1,762
1,419
5,206
286
250
829
49,611
46,228
33,887
7,973
8,190
5,391
The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
US Dollar million
kg
oz (000)

Development
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended March 2005
Statistics are shown in metric units
Advance
Sampled
metres
metres
channel
gold
uranium
width cm
g/t
cm.g/t
kg/t
cm.kg/t
VAAL RIVER
Great Noligwa Mine
Vaal reef
4,103 593 104.1 24.99 2,601 0.92 95.86
Kopanang Mine
Vaal reef
7,082 920 10.7 119.81 1,282 4.24 45.36
Tau Lekoa Mine
Ventersdorp Contact reef
3,265 1,074 99.8 9.49 947 0.02 1.89
Moab Khotsong Mine
Vaal reef
4,112 56 127.1 31.42 3,994 1.27 161.00
WEST WITS
TauTona Mine
Ventersdorp Contact reef
263 - - - - - -
Carbon Leader reef 4,607 52 16.2 92.28 1,495 - -
Savuka Mine
Ventersdorp Contact reef
666 - - - - - -
Carbon Leader reef 484 6 73.0 9.89 722 0.01 0.50
Mponeng Mine
Ventersdorp Contact reef
4,275 776 78.4 26.77 2,099 - -
AUSTRALIA
Sunrise Dam
1,482 600 4.19
BRAZIL
AngloGold Ashanti Mineração
Mina de Cuiabá
1,047 866 7.40 - -
Córrego do Sitio 317 77 4.10 - -
Lamego 283 - - - - - -
Serra Grande
Mina III
683 59 - - - - -
Mina Nova 41 - - - - - -
GHANA
Obuasi
5,779 1,394 - 12.80 - - -

Group
operating results
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Restated Restated Restated Restated Restated Restated
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Milled - 000 tonnes / - 000 tons 3,386 3,643 2,806 13,554 3,733 4,016 3,094 14,940
Yield - g / t / - oz / t 7.35 7.20 8.11 7.50 0.214 0.210 0.237 0.219
Gold produced - kg / - oz (000) 24,884 26,246 22,770 101,717 800 844 732 3,270
SURFACE AND DUMP RECLAMATION
Treated - 000 tonnes / - 000 tons 2,111 2,033 1,432 7,102 2,327 2,241 1,579 7,829
Yield - g / t / - oz / t 0.47 0.53 0.57 0.60 0.014 0.015 0.017 0.018
Gold produced - kg / - oz (000) 986 1,078 817 4,279 32 35 26 138
OPEN-PIT OPERATION
Mined - 000 tonnes / - 000 tons 37,062 35,188 27,054 135,171 40,853 38,788 29,822 149,001
Treated - 000 tonnes / - 000 tons 5,111 5,176 2,930 18,236 5,634 5,706 3,230 20,102
Stripping ratio - t (mined total - mined ore) / t mined ore 5.88 5.33 9.09 6.34 5.88 5.33 9.09 6.34
Yield - g / t / - oz / t 3.56 3.63 3.39 3.21 0.104 0.106 0.099 0.094
Gold in ore - kg / - oz (000) 14,898 21,065 5,848 54,056 479 677 188 1,738
Gold produced - kg / - oz (000) 18,220 18,798 9,938 58,572 585 604 319 1,883
HEAP LEACH OPERATION
Mined - 000 tonnes / - 000 tons 17,913 18,934 17,611 71,837 19,745 20,871 19,412 79,187
Placed
1
- 000 tonnes / - 000 tons 6,610 6,378 4,710 22,120 7,286 7,031 5,192 24,383
Stripping ratio
- t (mined total - mined ore) / t mined ore 1.72 1.91 2.51 2.08 1.72 1.91 2.51 2.08
Yield
2
- g / t / - oz / t 0.87 0.88 0.84 0.84 0.025 0.026 0.025 0.024
Gold placed
3
- kg / - oz (000) 5,776 5,608 3,970 18,534 186 180 128 596
Gold produced - kg / - oz (000) 4,718 5,238 2,972 16,743 152 168 96 538
TOTAL
Gold produced - kg / - oz (000) 48,808 51,360 36,497 181,311 1,569 1,651 1,173 5,829
Gold sold - kg / - oz (000) 48,313 51,463 36,615 181,585 1,553 1,655 1,177 5,838
Price received - R / kg / - $ / oz - sold 82,152 76,691 87,651 81,051 424 395 404 394
Total cash costs
- R / kg / - $ / oz - produced 54,778 53,299 55,004 54,276 284 274 253 264
Total production costs
- R / kg / - $ / oz - produced 70,639 67,925 68,038 68,221 366 350 313 332
PRODUCTIVITY PER EMPLOYEE
Target - g / - oz 419 385 356 372 13.47 12.36 11.44 11.95
Actual - g / - oz 394 398 344 368 12.66 12.80 11.05 11.84
CAPITAL EXPENDITURE  - Rm
- $m 864 1,181 567 3,764 144 192 84 585
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
SA Rand / US Dollar
Capital expenditure - Rm
Capital expenditure - $m
SOUTH AFRICA
482
712
416
2,159
80
115
62
335
Vaal River
Great Noligwa Mine
55 74 49 235 9 12 7 36
Kopanang Mine 64 78 46 244 11 13 7 38
Tau Lekoa Mine 31 46 33 160 5 8 5 25
Surface Operations 11 71 4 135 2 11 1 21
Moab Khotsong 137 168 115 513 23 27 17 80
West Wits
Mponeng Mine
75 112 89 402 12 18 13 62
Savuka Mine 14 13 14 54 2 2 2 8
TauTona Mine 95 150 66 416 16 24 10 65
ARGENTINA
23
20
15
83
4
3
2
13
Cerro Vanguardia - Attributable 92.50% 21 18 14 77 3 3 2 12
Minorities and exploration 2 2 1 6 1 - - 1
AUSTRALIA
46
42
44
182
7
7
6
28
Sunrise Dam 41 36 39 161 7 6 6 25
Exploration 5 6 5 21 - 1 - 3
BRAZIL
64
73
44
261
11
12
7
40
AngloGold Ashanti Mineracao 45 64 34 204 8 10 5 32
Serra Grande - Attributable 50% 9 5 5 23 1 1 1 4
Minorities and exploration 10 4 5 34 2 1 1 4
GHANA
94
98
-
269
16
16
-
42
Bibiani 12 17 - 43 2 3 - 7
Iduapriem - Attributable 85% 2 9 - 20 - 1 - 3
Obuasi 77 72 - 203 13 12 - 32
Minorities and exploration 3 - - 3 1 - - -
GUINEA
95
114
-
366
16
19
-
57
Siguiri - Attributable 85% 80 97 - 311 13 16 - 48
Minorities and exploration 15 17 - 55 3 3 - 9
MALI
24
20
17
67
4
4
2
11
Morila - Attributable 40% 4 5 3 10 1 1 - 2
Sadiola - Attributable 38% 14 11 8 39 2 2 1 6
Yatela - Attributable 40% 6 4 6 18 1 1 1 3
NAMIBIA
5
16
4
134
1
3
1
21
Navachab 5 16 4 134 1 3 1 21
TANZANIA
17
41
6
81
3
7
1
13
Geita - Attributable 100% May 2004 17 41 6 81 3 7 1 13
USA
9
20
16
103
2
3
2
16
Cripple Creek & Victor J.V. 9 20 16 102 2 3 2 16
Minorities and exploration - - - 1 - - - -
ZIMBABWE
-
-
-
9
-
-
-
1
Freda-Rebecca - - - 9 - - - 1
OTHER
5
25
5
50
-
3
1
8
ANGLOGOLD ASHANTI
864
1,181
567
3,764
144
192

585

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Metric
Yield - g/t
Gold produced - kg
SOUTH AFRICA
1
20,732
22,214
21,419
88,860
Vaal River
Great Noligwa Mine
10.23 10.21 10.81 10.38 5,598 6,314 5,866 24,728
Kopanang Mine 7.49 7.23 8.03 7.37 3,737 3,825 3,750 15,104
Tau Lekoa Mine 3.98 3.87 3.65 3.87 2,029 2,335 2,095 9,122
Surface Operations 0.46 0.55 0.57 0.60 730 880 817 3,698
West Wits
Mponeng Mine
8.31 7.71 8.47 8.14 3,571 3,477 3,234 13,634
Savuka Mine 5.44 6.56 5.94 6.19 1,000 1,302 1,099 4,903
TauTona Mine 10.31 10.08 12.17 10.88 4,067 4,081 4,558 17,671
ARGENTINA
1,779
2,135
1,097
6,575
Cerro Vanguardia - Attributable 92.50% 8.15 8.99 5.81 7.60 1,779 2,135 1,097 6,575
AUSTRALIA
4,064
3,554
2,703
12,762
Sunrise Dam 4.60 3.73 2.84 3.46 4,064 3,554 2,693 12,751
Union Reefs - - - - - - 10 11
BRAZIL
2,528
2,575
2,334
10,382
AngloGold Ashanti Mineração
2
7.96 7.58 7.77 7.85 1,776 1,837 1,634 7,473
Serra Grande - Attributable 50% 8.01 7.91 7.65 7.80 752 738 700 2,909
GHANA
5,313
5,142
-
15,041
Bibiani
3
1.58 1.79 - 1.93 1,020 1,048 - 3,253
Iduapriem
3
- Attributable 85%
1.80 1.81 - 1.72 1,442 1,302 - 3,846
Obuasi
5
4.80 5.02 - 5.27 2,851 2,792 - 7,942
GUINEA
1,345
1,325
-
2,565
Siguiri
4
- Attributable 85% 1.16 1.09 - 1.10 1,345 1,325 - 2,565
MALI
3,980
5,145
3,352
14,789
Morila - Attributable 40% 4.87 6.56 4.19 4.44 2,075 2,825 1,332 6,358
Sadiola - Attributable 38% 2.83 2.81 3.15 2.77 1,188 1,454 1,385 5,421
Yatela
4
- Attributable 40% 2.61 2.95 3.58 3.41 717 866 635 3,010
NAMIBIA
596
535
460
2,070
Navachab 1.94 1.83 1.54 1.59 596 535 460 2,070
TANZANIA
5,963
5,915
2,895
17,740
Geita - Attributable 100% May 2004 4.15 4.15 4.02 3.74 5,963 5,915 2,895 17,740
USA
2,508
2,820
2,237
10,234
Cripple Creek & Victor J.V.
4
0.64 0.60 0.67 0.61 2,508 2,820 2,237 10,234
ZIMBABWE
-
-
-
293
Freda-Rebecca - - - 1.66 - - - 293
ANGLOGOLD ASHANTI
48,808
51,360
36,497
181,311
Underground Operations 7.35 7.20 8.11 7.50 24,884 26,246 22,770 101,717
Surface and Dump Reclamation 0.47 0.53 0.57 0.60 986 1,078 817 4,279
Open-pit Operations 3.56 3.63 3.39 3.21 18,220 18,798 9,938 58,572
Heap leach Operations
1
0.87 0.88 0.84 0.84 4,718 5,238 2,972 16,743
48,808
51,360
36,497
181,311
Attributable production at Moab Khotsong yielded 124 kilograms which will be 3 The yield of Bibiani and Iduapriem represents open-pit operations.
  capitalised against pre-production costs.
4
Siguiri, Yatela and Cripple Creek & Victor Joint Venture operations yield reflects
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
gold placed/tonnes placed.
2
The yield of AngloGold Ashanti Mineracao represents underground operations.
5
The yield of Obuasi represents underground operations.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Metric
Productivity per employee - g
Gold sold - kg
SOUTH AFRICA
240
252
234
249
20,717
22,223
21,414
88,854
Vaal River
Great Noligwa Mine
272 306 256 288 5,595 6,318 5,864 24,727
Kopanang Mine 229 227 222 225 3,735 3,828 3,750 15,103
Tau Lekoa Mine 168 191 173 185 2,028 2,336 2,095 9,122
Surface Operations 678 902 793 939 730 880 817 3,698
West Wits
Mponeng Mine
251 246 227 241 3,567 3,477 3,233 13,633
Savuka Mine 118 143 111 129 999 1,303 1,098 4,902
TauTona Mine 296 285 315 310 4,063 4,081 4,557 17,669
ARGENTINA
815
1,068
628
885
1,743
2,177
1,215
6,694
Cerro Vanguardia - Attributable 92.50% 815 1,068 628 885 1,743 2,177 1,215 6,694
AUSTRALIA
3,378
2,923
2,163
2,592
4,053
3,547
2,706
12,776
Sunrise Dam 3,812 3,313 2,526 2,989 4,053 3,547 2,695 12,764
Union Reefs - - 240 123 - - 11 12
BRAZIL
663
684
690
668
2,502
2,553
2,372
10,389
AngloGold Ashanti Mineração 579 610 521 602 1,751 1,827 1,645 7,488
Serra Grande - Attributable 50% 1,007 978 840 926 751 726 727 2,901
GHANA
272
277
-
293
5,120
5,142
-
15,048
Bibiani 487 526 - 670 1,020 1,048 - 3,253
Iduapriem - Attributable 85% 681 618 - 663 1,279 1,302 - 3,853
Obuasi 186 193 - 196 2,821 2,792 - 7,942
GUINEA
489
494
-
340
1,345
1,325
-
2,716
Siguiri - Attributable 85% 489 494 - 340 1,345 1,325 - 2,716
MALI
1,887
2,235
1,440
1,603
4,014
5,100
3,247
14,716
Morila - Attributable 40% 3,097 3,118 1,822 1,953 2,040 2,861 1,287 6,304
Sadiola - Attributable 38% 1,702 2,174 1,907 1,952 1,202 1,429 1,394 5,418
Yatela - Attributable 40% 967 1,192 730 943 772 810 566 2,994
NAMIBIA
606
558
732
687
636
536
460
2,121
Navachab 606 558 732 687 636 536 460 2,121
TANZANIA
1,545
1,452
1,333
1,262
5,691
6,039
2,895
17,674
Geita - Attributable 100% May 2004 1,545 1,452 1,333 1,262 5,691 6,039 2,895 17,674
USA
2,714
3,032
2,383
2,726
2,492
2,821
2,306
10,305
Cripple Creek & Victor J.V. 2,714 3,032 2,383 2,726 2,492 2,821 2,306 10,305
ZIMBABWE
-
-
-
98
-
-
-
292
Freda-Rebecca - - - 98 - - - 292
ANGLOGOLD ASHANTI
394
398
344
368
48,313
51,463
36,615
181,585

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
SA Rand / Metric
Total cash costs - R/kg
Total production costs - R/kg
SOUTH AFRICA
61,859
58,258
59,958
58,630
75,408
68,788
69,851
68,357
Vaal River
Great Noligwa Mine
53,491 45,517 50,994 47,820 62,429 52,305 57,357 53,781
Kopanang Mine 59,318 55,491 59,808 58,220 69,864 64,467 66,579 65,460
Tau Lekoa Mine 83,401 77,233 79,795 76,428 103,281 91,876 92,080 89,168
Surface Operations 61,450 58,950 54,911 51,662 61,450 58,950 54,911 51,662
West Wits
Mponeng Mine
63,457 64,994 68,287 66,437 80,469 79,277 80,825 79,718
Savuka Mine 107,171 88,981 98,153 94,036 122,173 92,917 122,819 108,457
TauTona Mine 52,492 54,011 48,283 50,531 71,026 70,613 60,523 64,085
ARGENTINA
27,849
25,334
42,188
32,325
46,596
43,873
73,323
56,773
Cerro Vanguardia - Attributable 92.50% 27,280 25,172 42,188 32,188 45,919 43,617 73,323 56,501
AUSTRALIA
55,813
56,270
62,707
55,720
70,887
71,121
78,287
70,196
Sunrise Dam 53,857 54,649 59,584 53,488 68,751 68,925 74,051 67,039
BRAZIL
31,854
25,263
29,606
26,835
41,194
37,812
41,232
38,200
AngloGold Ashanti Mineracao 28,425 26,356 30,240 27,547 38,169 40,132 42,576 39,417
Serra Grande - Attributable 50% 28,483 28,505 28,127 27,774 36,143 37,159 38,096 36,818
GHANA
63,393
62,210
-
59,286
86,182
88,587
-
83,551
Bibiani 55,841 55,161 - 50,921 83,860 79,398 - 74,906
Iduapriem - Attributable 85% 55,716 68,199 - 61,219 75,043 99,780 - 85,029
Obuasi 69,979 62,061 - 61,776 92,649 86,814 - 86,376
GUINEA
76,360
83,828
-
88,884
92,084
100,252
-
106,970
Siguiri - Attributable 85% 76,360 83,828 - 88,884 92,084 100,252 - 106,970
MALI
41,706
37,049
44,340
43,358
59,268
48,376
60,410
57,685
Morila - Attributable 40% 33,432 28,795 34,345 37,565 49,458 39,269 54,949 53,829
Sadiola - Attributable 38% 54,634 49,309 46,977 49,856 73,458 60,630 59,859 62,086
Yatela - Attributable 40% 54,180 53,355 59,557 52,627 73,966 67,381 73,064 66,511
NAMIBIA
79,780
89,009
65,487
71,118
88,903
99,489
70,177
79,673
Navachab 79,780 89,009 65,487 71,118 88,903 99,489 70,177 79,673
TANZANIA
41,204
51,479
41,193
51,200
56,421
69,023
51,075
67,072
Geita - Attributable 100% May 2004 41,204 51,479 41,193 51,200 56,421 69,023 51,075 67,072
USA
43,251
47,539
46,504
46,187
62,417
63,920
65,922
62,852
Cripple Creek & Victor J.V. 42,443 46,411 45,307 45,158 61,610 62,791 64,726 61,824
ZIMBABWE
-
-
-
86,529
-
-
-
121,825
Freda-Rebecca - - - 86,529 - - - 121,825
ANGLOGOLD ASHANTI
54,778
53,299
55,004
54,276
70,639
67,925
68,038
68,221

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
SA Rand
Cash gross profit (loss) - Rm
1
SOUTH AFRICA
455
514
660
2,193
213
312
498
1,462
Vaal River
Great Noligwa Mine
157 226 233 861 122 196 211 758
Kopanang Mine 84 98 118 383 53 72 98 294
Tau Lekoa Mine 3 7 18 60 (32) (21) (3) (40)
Surface Operations 19 21 29 122 19 21 29 122
West Wits
Mponeng Mine
80 58 77 239 22 13 39 70
Savuka Mine (18) (5) (16) (66) (32) (17) (30) (117)
TauTona Mine 130 109 201 594 61 48 154 375
ARGENTINA
96
143
63
370
60
103
24
202
Cerro Vanguardia - Attributable 92.50% 90 133 58 344 58 96 22 189
Minorities and exploration 6 10 5 26 2 7 2 13
AUSTRALIA
135
173
106
555
80
124
69
390
Sunrise Dam 135 173 109 561 80 124 72 396
Union Reefs - - (3) (6) - - (3) (6)
BRAZIL
164
158
153
685
136
125
118
547
AngloGold Ashanti Mineracao 93 82 75 374 76 62 55 291
Serra Grande - Attributable 50% 39 30 34 138 33 24 26 112
Minorities and exploration 32 46 44 173 27 39 37 144
GHANA
106
(27)
-
128
8
(134)
-
(130)
Bibiani 24 (1) - 56 (2) (20) - (9)
Iduapriem - Attributable 85% 32 (14) - 23 15 (43) - (29)
Obuasi 43 (16) - 35 (7) (68) - (92)
Minorities and exploration 7 4 - 14 2 (3) - -
GUINEA
27
(51)
-
(81)
15
(67)
-
(93)
Siguiri - Attributable 85% 22 (50) - (78) 13 (62) - (84)
Minorities and exploration 5 (1) - (3) 2 (5) - (9)
MALI
165
196
133
503
97
141
83
306
Morila - Attributable 40% 106 139 61 248 73 111 35 150
Sadiola - Attributable 38% 36 32 58 167 15 16 41 105
Yatela - Attributable 40% 23 25 14 88 9 14 7 51
NAMIBIA
6
(4)
10
28
1
(9)
8
11
Navachab 6 (4) 10 28 1 (9) 8 11
TANZANIA
154
130
101
372
65
27
73
150
Geita - Attributable 100% May 2004 154 130 101 372 65 27 73 150
USA
98
53
81
300
41
(4)
7
43
Cripple Creek & Victor J.V. 98 53 81 300 41 (4) 7 43
ZIMBABWE
-
-
-
-
-
-
-
(9)
Freda-Rebecca - - - - - - - (9)
OTHER
(21)
14
16
39
(40)
(8)
(3)
(35)
ANGLOGOLD ASHANTI
1,385
1,299
1,323
5,092
676
610
877
2,844
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets less non-cash revenues.
Gross profit (loss) adjusted for the effect of
unrealised non-hedge derivatives - Rm

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Imperial
Yield - oz/t
Gold produced - oz (000)
SOUTH AFRICA
666
714
688
2,857
Vaal River
Great Noligwa Mine
0.299
0.298
0.315
0.303
180
203
189
795
Kopanang Mine
0.218
0.211
0.234
0.215
120
123
121
486
Tau Lekoa Mine
0.116
0.113
0.106
0.113
65
75
67
293
Surface Operations
0.013
0.016
0.017
0.018
23
28
26
119
West Wits
Mponeng Mine
0.242
0.225
0.247
0.237
115
112
104
438
Savuka Mine
0.159
0.191
0.173
0.181
32
42
35
158
TauTona Mine
0.301
0.294
0.355
0.317
131
131
146
568
ARGENTINA
57
68
35
211
Cerro Vanguardia - Attributable 92.50%
0.238
0.262
0.169
0.222
57
68
35
211
AUSTRALIA
131
114
87
410
Sunrise Dam
0.134
0.109
0.083
0.101
131
114
87
410
BRAZIL
81
83
75
334
AngloGold Ashanti Mineracao
2
0.232
0.221
0.227
0.229
57
59
52
240
Serra Grande - Attributable 50%
0.233
0.231
0.223
0.228
24
24
23
94
GHANA
171
166
-
485
Bibiani
3
0.046
0.052
-
0.056
33
34
-
105
Iduapriem
3
- Attributable 85%
0.052
0.053
-
0.050
46
42
-
125
Obuasi
5
0.130
0.147
-
0.154
92
90
-
255
GUINEA
43
43
-
83
Siguiri
4
- Attributable 85%
0.034
0.032
-
0.032
43
43
-
83
MALI
128
165
108
475
Morila - Attributable 40%
0.142
0.191
0.122
0.130
67
90
43
204
Sadiola - Attributable 38%
0.083
0.082
0.092
0.081
38
47
45
174
Yatela
4
- Attributable 40%
0.076
0.086
0.104
0.099
23
28
20
97
NAMIBIA
19
17
15
66
Navachab
0.056
0.053
0.045
0.046
19
17
15
66
TANZANIA
192
190
93
570
Geita - Attributable 100% May 2004
0.121
0.121
0.117
0.109
192
190
93
570
USA
81
91
72
329
Cripple Creek & Victor J.V.
4
0.019
0.018
0.020
0.018
81
91
72
329
ZIMBABWE
-
-
-
9
Freda-Rebecca
-
-
-
0.048
-
-
-
9
ANGLOGOLD ASHANTI
1,569
1,651
1,173
5,829
Underground Operations
0.214
0.210
0.237
0.219
800
844
732
3,270
Surface and Dump Reclamation
0.014
0.015
0.017
0.018
32
35
26
138
Open-pit Operations
0.104
0.106
0.099
0.094
585
604
319
1,883
Heap leach Operations
1
0.025
0.026
0.025
0.024
152
168
96
538
1,569
1,651
1,173
5,829
Attributable production at Moab Khotsong yielded 124 kilograms which will be
3
The yield of Bibiani and Iduapriem represents open-pit operations.
capitalised against pre-production costs.
4
Siguiri, Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
2
The yield of AngloGold Ashanti Mineracao represents underground operations.
5
The yield of Obuasi represents underground operations

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Imperial
Productivity per employee - oz
Gold sold - oz (000)
SOUTH AFRICA
7.71
8.09
7.52
7.99
666
714
689
2,857
Vaal River
Great Noligwa Mine
8.74 9.84 8.23 9.28 180 203 189 795
Kopanang Mine 7.37 7.30 7.15 7.25 120 123 121 486
Tau Lekoa Mine 5.41 6.16 5.55 5.95 65 75 67 293
Surface Operations 21.80 29.00 25.49 30.19 23 28 26 119
West Wits
Mponeng Mine
8.08 7.90 7.29 7.75 115 112 104 438
Savuka Mine 3.80 4.58 3.56 4.16 32 42 35 158
TauTona Mine 9.52 9.15 10.11 9.98 131 131 147 568
ARGENTINA
26.20
34.35
20.21
28.46
56
70
39
216
Cerro Vanguardia - Attributable 92.50% 26.20 34.35 20.21 28.46 56 70 39 216
AUSTRALIA
108.61
93.98
69.53
83.34
130
114
87
411
Sunrise Dam 122.57 106.50 81.22 96.10 130 114 87 411
BRAZIL
21.31
21.99
22.20
21.47
80
82
76
334
AngloGold Ashanti Mineracao 18.62 19.62 16.76 19.37 56 59 53 241
Serra Grande - Attributable 50% 32.36 31.43 26.99 29.79 24 23 23 93
GHANA
8.76
8.89
-
9.43
165
166
-
484
Bibiani 15.65 16.92 - 21.54 33 34 - 105
Iduapriem - Attributable 85% 21.91 19.86 - 21.33 41 42 - 124
Obuasi 5.99 6.20 - 6.29 91 90 - 255
GUINEA
15.73
15.87
-
10.92
43
43
-
87
Siguiri - Attributable 85% 15.73 15.87 - 10.92 43 43 - 87
Minorities and exploration
MALI
60.67
71.86
46.30
51.55
130
164
104
473
Morila - Attributable 40% 99.59 100.24 58.59 62.80 66 92 41 203
Sadiola - Attributable 38% 54.72 69.89 61.30 62.76 39 46 45 174
Yatela - Attributable 40% 31.09 38.32 23.47 30.31 25 26 18 96
NAMIBIA
19.49
17.95
23.52
22.10
20
17
15
68
Navachab 19.49 17.95 23.52 22.10 20 17 15 68
TANZANIA
49.68
46.68
42.85
40.58
183
194
93
568
Geita - Attributable 100% May 2004 49.68 46.68 42.85 40.58 183 194 93 568
USA
87.26
97.49
76.60
87.65
80
91
74
331
Cripple Creek & Victor J.V. 87.26 97.49 76.60 87.65 80 91 74 331
ZIMBABWE
-
-
-
3.16
-
-
-
9
Freda-Rebecca - - - 3.16 - - - 9
ANGLOGOLD ASHANTI
12.66
12.80
11.05
11.84
1,553
1,655
1,177
5,838

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
US Dollar / Imperial
Total cash costs - $/oz
Total production costs - $/oz
SOUTH AFRICA
320
299
276
284
390
354
321
331
Vaal River
Great Noligwa Mine
277 234 235 231 323 269 264 260
Kopanang Mine 307 285 275 281 362 332 306 317
Tau Lekoa Mine 432 397 367 370 535 473 423 432
Surface Operations 318 302 253 250 318 302 253 250
West Wits
Mponeng Mine
329 334 314 322 417 409 372 386
Savuka Mine 555 458 451 455 633 476 564 523
TauTona Mine 272 278 222 245 368 364 278 311
ARGENTINA
144
131
184
157
241
226
337
275
Cerro Vanguardia - Attributable 92.50% 141 130 184 156 238 225 337 274
AUSTRALIA
289
291
289
271
367
367
361
341
Sunrise Dam 279 282 274 260 356 356 341 326
BRAZIL
165
130
136
130
213
195
190
185
AngloGold Ashanti Mineracao 147 135 139 133 198 207 196 191
Serra Grande - Attributable 50% 147 147 130 134 187 191 175 178
GHANA
328
321
-
293
446
458
-
413
Bibiani 289 283 - 251 434 408 - 369
Iduapriem - Attributable 85% 288 354 - 303 389 520 - 423
Obuasi 362 320 - 305 480 448 - 426
GUINEA
395
434
-
443
477
520
-
534
Siguiri - Attributable 85% 395 434 - 443 477 520 - 534
MALI
216
192
204
211
307
250
281
281
Morila - Attributable 40% 173 150 158 184 256 204 253 263
Sadiola - Attributable 38% 283 255 216 242 380 313 276 301
Yatela - Attributable 40% 280 276 274 255 383 348 338 323
NAMIBIA
413
462
302
348
460
516
324
389
Navachab 413 462 302 348 460 516 324 389
TANZANIA
213
264
190
250
292
354
235
328
Geita - Attributable 100% May 2004 213 264 190 250 292 354 235 328
USA
224
245
214
225
323
330
302
305
Cripple Creek & Victor J.V. 220 240 208 220 319 324 297 300
ZIMBABWE
-
-
-
417
-
-
-
589
Freda-Rebecca - - - 417 - - - 589
ANGLOGOLD ASHANTI
284
274
253
264
366
350

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
US Dollar
Cash gross profit (loss) - $m
1
SOUTH AFRICA
76
86
99
342
35
52
75
228
Vaal River
Great Noligwa Mine
26 38 34 134 20 33 31 118
Kopanang Mine 14 16 18 60 9 12 15 46
Tau Lekoa Mine 1 2 4 10 (5) (3) - (6)
Surface Operations 4 4 4 19 4 4 4 19
West Wits
Mponeng Mine
13 10 12 37 3 2 6 11
Savuka Mine (3) (2) (3) (10) (5) (4) (4) (18)
TauTona Mine 21 18 30 92 9 8 23 58
ARGENTINA
16
23
9
58
10
17
3
32
Cerro Vanguardia - Attributable 92.50% 15 22 8 54 10 16 3 30
Minorities and exploration 1 1 1 4 - 1 - 2
AUSTRALIA
22
28
17
87
13
20
11
61
Sunrise Dam 22 28 17 88 13 20 11 62
Union Reefs - - - (1) - - - (1)
BRAZIL
27
26
23
107
23
21
18
85
AngloGold Ashanti Mineracao 16 13 11 58 13 10 8 45
Serra Grande - Attributable 50% 7 5 5 22 6 4 4 18
Minorities and exploration 4 8 7 27 4 7 6 22
GHANA
18
(6)
-
19
1
(23)
-
(22)
Bibiani 5 (1) - 8 - (4) - (2)
Iduapriem - Attributable 85% 5 (2) - 4 2 (7) - (5)
Obuasi 7 (4) - 5 (1) (12) - (15)
Minorities and exploration 1 1 - 2 - - - -
GUINEA
4
(9)
-
(13)
2
(11)
-
(16)
Siguiri - Attributable 85% 4 (9) - (13) 2 (11) - (14)
Minorities and exploration - - - - - - - (2)
MALI
27
34
20
80
16
24
12
49
Morila - Attributable 40% 17 24 9 40 12 19 5 25
Sadiola - Attributable 38% 6 6 9 26 2 3 6 16
Yatela - Attributable 40% 4 4 2 14 2 2 1 8
NAMIBIA
1
(1)
1
4
-
(2)
1
1
Navachab 1 (1) 1 4 - (2) 1 1
TANZANIA
25
22
14
58
10
5
10
23
Geita - Attributable 100% May 2004 25 22 14 58 10 5 10 23
USA
16
8
12
47
7
(1)
1
7
Cripple Creek & Victor J.V. 16 8 12 47 7 (1) 1 7
ZIMBABWE
-
-
-
-
-
-
-
(1)
Freda-Rebecca - - - - - - - (1)
OTHER
(2)
4
2
4
(5)
(1)
-
(6)
ANGLOGOLD ASHANTI
230
215
197
793
112
101
131
441
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets less non-cash revenues.
Gross profit (loss) adjusted for the effect of
unrealised non-hedge derivatives - $m

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
GREAT NOLIGWA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 99 115 99 430 1,066 1,236 1,069 4,627
Milled - 000 tonnes / - 000 tons 547 618 543 2,383 603 682 598 2,626
Yield - g / t / - oz / t 10.23 10.21 10.81 10.38 0.299 0.298 0.315 0.303
Gold produced - kg / - oz (000) 5,598 6,314 5,866 24,728 180 203 189 795
Gold sold - kg / - oz (000) 5,595 6,318 5,864 24,727 180 203 189 795
Price received - R / kg / - $ / oz - sold 85,182 83,526 91,817 85,330 441 430 423 413
Total cash costs
- R / - $ - ton milled 547 465 551 496 83 70 74 70
- R / kg / - $ / oz - produced 53,491 45,517 50,994 47,820 277 234 235 231
Total production costs - R / kg / - $ / oz - produced 62,429 52,305 57,357 53,781 323 269 264 260
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 285 300 253 290 9.16 9.65 8.14 9.31
Actual - g / - oz 272 306 256 288 8.74 9.84 8.23 9.28
Target - m² / - ft² 4.86 5.17 4.34 4.84 52.34 55.70 46.67 52.05
Actual - m² / - ft² 4.81 5.57 4.33 5.02 51.79 59.93 46.62 53.98
FINANCIAL RESULTS (MILLION)
Gold income
445 511 502 2,001 74 84 74 311
Cost of sales 355 332 327 1,351 59 54 48 210
Cash operating costs 297 285 296 1,171 49 47 44 182
Other cash costs 3 3 3 11 - - - 2
Total cash costs 300 288 299 1,182 49 47 44 184
Retrenchment costs 6 4 7 17 1 - 1 3
Rehabilitation and other non-cash costs 9 9 8 28 2 2 1 4
Production costs 315 301 314 1,227 52 49 46 191
Amortisation of tangible assets 35 30 22 103 6 5 3 16
Inventory change 5 1 (9) 21 1 - (1) 3
90 179 175 650 15 30 26 101
Realised non-hedge derivatives 32 17 36 108 5 3 5 17
Gross profit excluding the effect of unrealised non-hedge derivatives 122 196 211 758 20 33 31 118
Capital expenditure 55 74 49 235 9 12 7 36

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
KOPANANG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 121 128 112 480 1,301 1,383 1,210 5,163
Milled - 000 tonnes / - 000 tons 499 529 467 2,049 550 583 515 2,259
Yield - g / t / - oz / t 7.49 7.23 8.03 7.37 0.218 0.211 0.234 0.215
Gold produced - kg / - oz (000) 3,737 3,825 3,750 15,104 120 123 121 486
Gold sold - kg / - oz (000) 3,735 3,828 3,750 15,103 120 123 121 486
Price received - R / kg / - $ / oz - sold 84,282 83,570 91,497 85,280 436 431 422 413
Total cash costs - R / - $ - ton milled 444 401 479 429 67 60 64 60
- R / kg / - $ / oz - produced 59,318 55,491 59,808 58,220 307 285 275 281
Total production costs - R / kg / - $ / oz - produced 69,864 64,467 66,579 65,460 362 332 306 317
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 215 207 208 210 6.92 6.67 6.70 6.74
Actual - g / - oz 229 227 222 225 7.37 7.30 7.15 7.25
Target - m² / - ft² 6.77 6.67 6.53 6.65 72.85 71.74 70.27 71.57
Actual - m² / - ft² 7.41 7.63 6.67 7.16 79.77 82.11 71.77 77.07
FINANCIAL RESULTS (MILLION)
Gold income
297 309 322 1,224 49 51 48 190
Cost of sales 262 248 245 994 43 41 36 154
Cash operating costs 220 210 222 870 37 35 33 134
Other cash costs 2 2 2 9 - - - 1
Total cash costs 222 212 224 879 37 35 33 135
Retrenchment costs 2 2 2 4 - - - 1
Rehabilitation and other non-cash costs 6 7 4 17 1 2 1 3
Production costs 230 221 230 900 38 37 34 139
Amortisation of tangible assets 31 26 20 89 5 4 3 14
Inventory change 1 1 (5) 5 - - (1) 1
35 61 77 230 6 10 12 36
Realised non-hedge derivatives 18 11 21 64 3 2 3 10
Gross profit excluding the effect of unrealised non-hedge derivatives 53 72 98 294 9 12 15 46
Capital expenditure 64 78 46 244 11 13 7 38

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
TAU LEKOA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 95 112 106 433 1,024 1,202 1,141 4,663
Milled - 000 tonnes / - 000 tons 510 603 574 2,354 563 665 633 2,595
Yield - g / t / - oz / t 3.98 3.87 3.65 3.87 0.116 0.113 0.106 0.113
Gold produced - kg / - oz (000) 2,029 2,335 2,095 9,122 65 75 67 293
Gold sold - kg / - oz (000) 2,028 2,336 2,095 9,122 65 75 67 293
Price received - R / kg / - $ / oz - sold 86,035 83,603 91,957 85,169 445 433 424 413
Total cash costs
- R / - $ - ton milled 332 299 293 296 50 45 40 42
- R / kg / - $ / oz - produced 83,401 77,233 79,795 76,428 432 397 367 370
Total production costs - R / kg / - $ / oz - produced 103,281 91,876 92,080 89,168 535 473 423 432
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 210 218 213 219 6.76 7.01 6.84 7.03
Actual - g / - oz 168 191 173 185 5.41 6.16 5.55 5.95
Target - m² / - ft² 9.50 9.20 8.85 9.12 102.31 99.00 95.23 98.20
Actual - m² / - ft² 7.88 9.15 8.74 8.78 84.87 98.53 94.10 94.54
FINANCIAL RESULTS (MILLION)
Gold income
161 188 179 737 27 31 27 115
Cost of sales 206 217 195 817 34 36 29 127
Cash operating costs 168 179 166 691 29 30 25 107
Other cash costs 1 1 2 6 - - - 1
Total cash costs 169 180 168 697 29 30 25 108
Retrenchment costs 3 2 1 4 - - - -
Rehabilitation and other non-cash costs 3 5 2 12 - 1 - 2
Production costs 175 187 171 713 29 31 25 110
Amortisation of tangible assets 35 28 21 100 6 5 4 16
Inventory change (4) 2 3 4 (1) - - 1
(45) (29) (16) (80) (7) (5) (2) (12)
Realised non-hedge derivatives 13 8 13 40 2 2 2 6
Gross loss excluding the effect of unrealised non-hedge derivatives (32) (21) (3) (40) (5) (3) - (6)
Capital expenditure 31 46 33 160 5 8 5 25

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
SURFACE OPERATIONS
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,585 1,594 1,432 6,133 1,747 1,757 1,579 6,761
Yield - g / t / - oz / t 0.46 0.55 0.57 0.60 0.013 0.016 0.017 0.018
Gold produced - kg / - oz (000) 730 880 817 3,698 23 28 26 119
Gold sold - kg / - oz (000) 730 880 817 3,698 23 28 26 119
Price received - R / kg / - $ / oz - sold 84,836 83,675 90,785 84,784 439 431 418 411
Total cash costs - R / - $ - ton milled 28 33 31 31 4 5 4 4
- R / kg / - $ / oz - produced 61,450 58,950 54,911 51,662 318 302 253 250
Total production costs - R / kg / - $ / oz - produced 61,450 58,950 54,911 51,662 318 302 253 250
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 746 765 522 699 23.98 24.59 16.79 22.48
Actual - g / - oz 678 902 793 939 21.80 29.00 25.49 30.19
FINANCIAL RESULTS (MILLION)
Gold income
58 71 70 298 10 12 10 46
Cost of sales 43 52 45 191 7 9 7 29
Cash operating costs 45 52 45 191 7 9 7 29
Other cash costs - - - - - - - -
Total cash costs 45 52 45 191 7 9 7 29
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 45 52 45 191 7 9 7 29
Amortisation of tangible assets - - - - - - - -
Inventory change (2) - - - - - - -
15 19 25 107 3 3 3 17
Realised non-hedge derivatives 4 2 4 15 1 1 1 2
Gross profit excluding the effect of unrealised non-hedge derivatives 19 21 29 122 4 4 4 19
Capital expenditure 11 71 4 135 2 11 1 21

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
MPONENG MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 83 89 72 325 896 961 772 3,502
Milled - 000 tonnes / - 000 tons 430 451 382 1,675 474 497 421 1,846
Yield - g / t / - oz / t 8.31 7.71 8.47 8.14 0.242 0.225 0.247 0.237
Gold produced - kg / - oz (000) 3,571 3,477 3,234 13,634 115 112 104 438
Gold sold - kg / - oz (000) 3,567 3,477 3,233 13,633 115 112 104 438
Price received - R / kg / - $ / oz - sold 85,205 83,118 91,490 84,960 441 431 421 412
Total cash costs - R / - $ - ton milled 527 501 578 541 80 75 76 76
- R / kg / - $ / oz - produced 63,457 64,994 68,287 66,437 329 334 314 322
Total production costs - R / kg / - $ / oz - produced 80,469 79,277 80,825 79,718 417 409 372 386
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 239 259 223 238 7.70 8.32 7.17 7.66
Actual - g / - oz 251 246 227 241 8.08 7.90 7.29 7.75
Target - m² / - ft² 5.30 5.68 5.04 5.55 57.08 61.19 54.25 59.75
Actual - m² / - ft² 5.86 6.31 5.03 5.75 63.04 67.92 54.13 61.89
FINANCIAL RESULTS (MILLION)
Gold income
283 279 278 1,102 47 46 41 172
Cost of sales 281 276 257 1,089 47 46 38 170
Cash operating costs 224 224 219 897 38 37 33 140
Other cash costs 2 2 2 8 - - - 1
Total cash costs 226 226 221 905 38 37 33 141
Retrenchment costs 1 1 1 3 - - - -
Rehabilitation and other non-cash costs 2 4 2 9 - 1 - 2
Production costs 229 231 224 917 38 38 33 143
Amortisation of tangible assets 58 45 38 169 10 8 6 26
Inventory change (6) - (5) 3 (1) - (1) 1
2 3 21 13 - - 3 2
Realised non-hedge derivatives 20 10 18 57 3 2 3 9
Gross profit excluding the effect of unrealised non-hedge derivatives 22 13 39 70 3 2 6 11
Capital expenditure 75 112 89 402 12 18 13 62

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
SAVUKA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 41 45 39 168 443 485 422 1,805
Milled - 000 tonnes / - 000 tons 184 198 185 792 203 219 204 873
Yield - g / t / - oz / t 5.44 6.56 5.94 6.19 0.159 0.191 0.173 0.181
Gold produced - kg / - oz (000) 1,000 1,302 1,099 4,903 32 42 35 158
Gold sold - kg / - oz (000) 999 1,303 1,098 4,902 32 42 35 158
Price received - R / kg / - $ / oz - sold 85,838 82,709 91,858 84,891 444 427 423 412
Total cash costs
- R / - $ - ton milled 583 584 577 582 88 88 77 82
- R / kg / - $ / oz - produced 107,171 88,981 98,153 94,036 555 458 451 455
Total production costs - R / kg / - $ / oz - produced 122,173 92,917 122,819 108,457 633 476 564 523
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 144 142 138 139 4.64 4.55 4.43 4.47
Actual - g / - oz 118 143 111 129 3.80 4.58 3.56 4.16
Target - m² / - ft² 5.03 4.85 4.27 4.65 54.11 52.17 45.98 50.10
Actual - m² / - ft² 4.85 4.93 3.95 4.42 52.25 53.06 42.56 47.59
FINANCIAL RESULTS (MILLION)
Gold income
79 105 94 396 13 17 14 62
Cost of sales 117 125 131 533 19 21 19 83
Cash operating costs 106 115 106 456 18 19 16 71
Other cash costs 1 1 1 5 - - - 1
Total cash costs 107 116 107 461 18 19 16 72
Retrenchment costs 1 - 8 10 - - 1 2
Rehabilitation and other non-cash costs - (7) 5 9 - (1) 1 1
Production costs 108 109 120 480 18 18 18 75
Amortisation of tangible assets 14 12 14 51 2 2 1 8
Inventory change (5) 4 (3) 2 (1) 1 - -
(38) (20) (37) (137) (6) (4) (5) (21)
Realised non-hedge derivatives 6 3 7 20 1 - 1 3
Gross loss excluding the effect of unrealised non-hedge derivatives (32) (17) (30) (117) (5) (4) (4) (18)
Capital expenditure 14 13 14 54 2 2 2 8

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
TAUTONA MINE
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m² / - 000 ft² 69 67 70 280 741 721 756 3,016
Milled - 000 tonnes / - 000 tons 394 405 375 1,625 435 446 413 1,791
Yield - g / t / - oz / t 10.31 10.08 12.17 10.88 0.301 0.294 0.355 0.317
Gold produced - kg / - oz (000) 4,067 4,081 4,558 17,671 131 131 146 568
Gold sold - kg / - oz (000) 4,063 4,081 4,557 17,669 131 131 147 568
Price received - R / kg / - $ / oz - sold 84,559 82,874 91,932 85,307 438 428 424 412
Total cash costs - R / - $ - ton milled 541 544 587 550 82 82 78 78
- R / kg / - $ / oz - produced 52,492 54,011 48,283 50,531 272 278 222 245
Total production costs - R / kg / - $ / oz - produced 71,026 70,613 60,523 64,085 368 364 278 311
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 322 344 328 344 10.35 11.06 10.54 11.05
Actual - g / - oz 296 285 315 310 9.52 9.15 10.11 9.98
Target - m² / - ft² 5.10 5.17 4.94 5.16 54.90 55.60 53.15 55.49
Actual - m² / - ft² 5.01 4.67 4.85 4.92 53.96 50.28 52.20 52.96
FINANCIAL RESULTS (MILLION)
Gold income
323 329 391 1,431 54 54 58 222
Cost of sales 283 291 265 1,132 48 48 39 176
Cash operating costs 211 219 218 884 35 36 32 138
Other cash costs 2 3 2 9 1 - - 1
Total cash costs 213 222 220 893 36 36 32 139
Retrenchment costs 1 1 5 6 - - 1 1
Rehabilitation and other non-cash costs 5 5 4 14 1 2 1 2
Production costs 219 228 229 913 37 38 34 142
Amortisation of tangible assets 69 61 47 219 12 10 7 34
Inventory change (5) 2 (11) - (1) - (2) -
40 38 126 299 6 6 19 46
Realised non-hedge derivatives 21 10 28 76 3 2 4 12
Gross profit excluding the effect of unrealised non-hedge derivatives 61 48 154 375 9 8 23 58
Capital expenditure 95 150 66 416 16 24 10 65

Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
CERRO VANGUARDIA - Attributable 92.50%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 4,509 4,163 3,923 16,895 4,970 4,588 4,325 18,624
Treated - 000 tonnes / - 000 tons 218 238 189 865 241 262 208 954
Stripping ratio - t (mined total - mined ore) / t mined ore 15.81 14.92 19.24 17.87 15.81 14.92 19.24 17.87
Yield - g / t / - oz / t 8.15 8.99 5.81 7.60 0.238 0.262 0.169 0.222
Gold in ore - kg / - oz (000) 1,843 2,210 1,110 6,831 59 71 36 220
Gold produced - kg / - oz (000) 1,779 2,135 1,097 6,575 57 68 35 211
Gold sold - kg / - oz (000) 1,743 2,177 1,215 6,694 56 70 39 216
Price received - R / kg / - $ / oz - sold 74,334 80,928 80,058 79,006 385 415 367 385
Total cash costs - R / kg / - $ / oz - produced 27,280 25,172 42,188 32,188 141 130 184 156
Total production costs - R / kg / - $ / oz - produced 45,919 43,617 73,323 56,501 238 225 337 274
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 782 1,225 727 1,033 25.13 39.37 23.36 33.23
Actual - g / - oz 815 1,068 628 885 26.20 34.35 20.21 28.46
FINANCIAL RESULTS (MILLION)
Gold income
140 191 106 574 23 32 15 90
Cost of sales 80 93 83 381 13 16 12 59
Cash operating costs 37 39 34 164 6 6 5 26
Other cash costs 12 15 10 48 2 3 2 7
Total cash costs 49 54 44 212 8 9 7 33
Rehabilitation and other non-cash costs - 2 - 3 - 1 - -
Production costs 49 56 44 215 8 10 7 33
Amortisation of tangible assets 32 37 36 155 5 6 5 24
Inventory change (1) - 3 11 - - - 2
60 98 23 193 10 16 3 31
Realised non-hedge derivatives (2) (2) (1) (4) - - - (1)
Gross profit excluding the effect of unrealised non-hedge derivatives 58 96 22 189 10 16 3 30
Capital expenditure 21 18 14 77 3 3 2 12

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
SUNRISE DAM
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,605 2,916 4,011 14,917 3,407 3,814 5,247 19,511
Treated - 000 tonnes / - 000 tons 866 940 948 3,673 954 1,037 1,045 4,049
Stripping ratio - t (mined total - mined ore) / t mined ore 4.34 4.02 14.40 8.04 4.34 4.02 14.40 8.04
Yield - g / t / - oz / t 4.60 3.73 2.84 3.46 0.134 0.109 0.083 0.101
Gold produced - kg / - oz (000) 4,064 3,554 2,693 12,751 131 114 87 410
Gold sold - kg / - oz (000) 4,053 3,547 2,695 12,764 130 114 87 411
Price received - R / kg / - $ / oz - sold 81,997 84,140 103,623 89,749 424 433 480 436
Total cash costs - R / kg / - $ / oz - produced 53,857 54,649 59,584 53,488 279 282 274 260
Total production costs - R / kg / - $ / oz - produced 68,751 68,925 74,051 67,039 356 356 341 326
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,150 2,838 2,150 2,548 101.27 91.26 69.12 81.93
Actual - g / - oz 3,812 3,313 2,526 2,989 122.57 106.50 81.22 96.10
FINANCIAL RESULTS (MILLION)
Gold income
337 293 246 1,098 56 49 37 172
Cost of sales 252 174 207 749 42 30 31 117
Cash operating costs 211 186 155 655 35 31 23 103
Other cash costs 8 8 6 27 1 2 1 4
Total cash costs 219 194 161 682 36 33 24 107
Rehabilitation and other non-cash costs 5 2 2 8 1 1 - 1
Production costs 224 196 163 690 37 34 24 108
Amortisation of tangible assets 55 49 37 165 9 8 6 26
Inventory change (27) (71) 7 (106) (4) (12) 1 (17)
85 119 39 349 14 19 6 55
Realised non-hedge derivatives (5) 5 33 47 (1) 1 5 7
Gross profit excluding the effect of unrealised non-hedge derivatives 80 124 72 396 13 20 11 62
Capital expenditure 41 36 39 161 7 6 6 25

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes
/
- 000 tons
196
233
185
863
216
257
204
951
Treated
- 000 tonnes
/
- 000 tons
205
216
189
824
226
238
208
908
Yield
- g / t
/
- oz / t
7.96
7.58
7.77
7.85
0.232
0.221
0.227
0.229
Gold produced
- kg
/
- oz (000)
1,633
1,635
1,468
6,467
52
53
47
208
OPEN-PIT OPERATION
Mined
- 000 tonnes
/
- 000 tons
-
-
47
82
-
-
52
91
Treated
- 000 tonnes
/
- 000 tons
-
-
17
47
-
-
18
52
Stripping ratio
- t (mined total - mined ore) / t mined ore
-
-
1.72
0.74
-
-
1.72
0.74
Yield
- g / t
/
- oz / t
-
-
3.97
3.64
-
-
0.116
0.106
Gold in ore
- kg
/
- oz (000)
-
-
71
172
-
-
2
6
Gold produced
- kg
/
- oz (000)
-
-
66
172
-
-
2
6
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
664
536
209
2,149
732
591
230
2,369
Placed
1
- 000 tonnes
/
- 000 tons
34
37
20
172
37
41
22
190
Stripping ratio
- t (mined total - mined ore) / t mined ore
18.85
13.45
8.81
11.50
18.85
13.45
8.81
11.50
Yield
2
- g / t
/
- oz / t
4.70
5.66
3.71
4.17
0.137
0.165
0.108
0.122
Gold placed
3
- kg
/
- oz (000)
159
209
76
718
5
7
2
23
Gold produced
- kg
/
- oz (000)
144
202
100
834
5
6
3
27
TOTAL
Yield
4
- g / t
/
- oz / t
7.96
7.58
7.47
7.62
0.232
0.221
0.218
0.222
Gold produced
- kg
/
- oz (000)
1,776
1,837
1,634
7,473
57
59
52
240
Gold sold
- kg
/
- oz (000)
1,751
1,827
1,645
7,488
56
59
53
241
Price received
- R / kg
/
- $ / oz
- sold
80,407
70,724
76,267
76,708
416
365
350
371
Total cash costs
- R / kg
/
- $ / oz
- produced
28,425
26,356
30,240
27,547
147
135
139
133
Total production costs
- R / kg
/
- $ / oz
- produced
38,169
40,132
42,576
39,417
198
207
196
191
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
473
536
505
551
15.21
17.23
16.23
17.72
Actual
- g
/
- oz
579
610
521
602
18.62
19.62
16.76
19.37
FINANCIAL RESULTS (MILLION)
Gold income
129
128
130
557
22
21
19
87
Cost of sales
64
67
70
283
11
11
10
45
Cash operating costs
49
47
48
200
8
8
7
31
Other cash costs
1
2
1
6
-
-
-
1
Total cash costs
50
49
49
206
8
8
7
32
Rehabilitation and other non-cash costs
1
5
-
5
-
1
-
1
Production costs
51
54
49
211
8
9
7
33
Amortisation of tangible assets
17
20
20
83
3
3
3
13
Inventory change
(4)
(7)
1
(11)
-
(1)
-
(1)
65
61
60
274
11
10
9
42
Realised non-hedge derivatives
11
1
(5)
17
2
-
(1)
3
Gross profit excluding the effect of unrealised non-hedge derivatives
76
62
55
291
13
10
8
45
Capital expenditure
45
64
34
204
8
10
5
32
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
ANGLOGOLD ASHANTI MINERACAO

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 92 96 94 377 102 106 104 415
Treated - 000 tonnes / - 000 tons 94 93 92 373 104 103 101 411
Yield - g / t / - oz / t 8.01 7.91 7.65 7.80 0.233 0.231 0.223 0.228
Gold produced - kg / - oz (000) 752 738 700 2,909 24 24 23 94
Gold sold - kg / - oz (000) 751 726 727 2,901 24 23 23 93
Price received - R / kg / - $ / oz - sold 80,467 70,233 74,158 75,349 416 362 343 365
Total cash costs - R / kg / - $ / oz - produced 28,483 28,505 28,127 27,774 147 147 130 134
Total production costs - R / kg / - $ / oz - produced 36,143 37,159 38,096 36,818 187 191 175 178
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 833 824 815 834 26.79 26.49 26.20 26.82
Actual - g / - oz 1,007 978 840 926 32.36 31.43 26.99 29.79
FINANCIAL RESULTS (MILLION)
Gold income
55 51 55 212 9 8 8 33
Cost of sales 27 27 28 106 4 4 4 16
Cash operating costs 21 20 19 78 3 3 3 12
Other cash costs - 1 1 3 - - - -
Total cash costs 21 21 20 81 3 3 3 12
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 21 21 20 81 3 3 3 12
Amortisation of tangible assets 6 6 8 26 1 1 1 4
Inventory change - - - (1) - - - -
28 24 27 106 5 4 4 17
Realised non-hedge derivatives 5 - (1) 6 1 - - 1
Gross profit excluding the effect of unrealised non-hedge derivatives 33 24 26 112 6 4 4 18
Capital expenditure 9 5 5 23 1 1 1 4
SERRA GRANDE - Attributable 50%

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
BIBIANI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 3 2 - 5 3 2 - 6
Treated - 000 tonnes / - 000 tons 2 2 - 5 3 2 - 6
Yield - g / t / - oz / t 4.36 0.13 - 0.24 0.127 0.004 - 0.007
Gold produced - kg / - oz (000) 10 6 - 14 - - - -
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 1,284 1,192 - 3,179 1,416 1,314 - 3,504
Treated - 000 tonnes / - 000 tons 637 584 - 1,678 702 644 - 1,850
Stripping ratio - t (mined total - mined ore) / t mined ore 5.83 2.80 - 2.21 5.83 2.80 - 2.21
Yield - g / t / - oz / t 1.58 1.79 - 1.93 0.046 0.052 - 0.056
Gold in ore - kg / - oz (000) 1,015 861 - 2,840 33 28 - 91
Gold produced - kg / - oz (000) 1,009 1,043 - 3,239 32 34 - 104
TOTAL
Yield
- g / t / - oz / t 1.59 1.79 - 1.93 0.047 0.052 - 0.056
Gold produced - kg / - oz (000) 1,020 1,048 - 3,253 33 34 - 105
Gold sold - kg / - oz (000) 1,020 1,048 - 3,253 33 34 - 105
Price received - R / kg / - $ / oz - sold 83,352 61,728 - 75,343 432 310 - 368
Total cash costs - R / kg / - $ / oz - produced 55,841 55,161 - 50,921 289 283 - 251
Total production costs
- R / kg / - $ / oz - produced 83,860 79,398 - 74,906 434 408 - 369
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 397 486 - 505 12.75 15.63 - 16.23
Actual - g / - oz 487 526 - 670 15.65 16.92 - 21.54
FINANCIAL RESULTS (MILLION)
Gold income
82 73 - 256 14 12 - 40
Cost of sales 87 85 - 254 15 14 - 40
Cash operating costs 53 54 - 153 9 9 - 24
Other cash costs 4 4 - 13 1 1 - 2
Total cash costs 57 58 - 166 10 10 - 26
Rehabilitation and other non-cash costs 2 1 - 2 - - - -
Production costs 59 59 - 168 10 10 - 26
Amortisation of tangible assets 27 25 - 76 5 4 - 12
Inventory change 1 1 - 10 - - - 2
(5) (12) - 2 (1) (2) - -
Realised non-hedge derivatives 3 (8) - (11) 1 (2) - (2)
Gross loss excluding the effect of unrealised non-hedge derivatives (2) (20) - (9) - (4) - (2)
Capital expenditure 12 17 - 43 2 3 - 7

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes
/
- 000 tons
6,004
4,292
-
12,785
6,618
4,731
-
14,093
Treated
- 000 tonnes
/
- 000 tons
800
707
-
2,181
882
779
-
2,404
Stripping ratio
- t (mined total - mined ore) / t mined ore
6.76
4.33
-
4.88
6.76
4.33
-
4.88
Yield
- g / t
/
- oz / t
1.80
1.81
-
1.72
0.052
0.053
-
0.050
Gold in ore
- kg
/
- oz (000)
1,622
1,302
-
3,903
52
42
-
125
Gold produced
- kg
/
- oz (000)
1,437
1,278
-
3,746
46
41
-
120
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
-
-
-
25
-
-
-
27
Placed
1
- 000 tonnes
/
- 000 tons
-
-
-
9
-
-
-
10
Stripping ratio
- t (mined total - mined ore) / t mined ore
-
-
-
-
-
-
-
-
Yield
2
- g / t
/
- oz / t
-
-
-
-
-
-
-
-
Gold placed
3
- kg
/
- oz (000)
-
-
-
-
-
-
-
-
Gold produced
- kg
/
- oz (000)
6
25
-
100
-
1
-
3
TOTAL
Yield
4
- g / t
/
- oz / t
1.85
1.84
-
1.76
0.052
0.054
-
0.051
Gold produced
- kg
/
- oz (000)
1,442
1,302
-
3,846
46
42
-
125
Gold sold
- kg
/
- oz (000)
1,279
1,302
-
3,853
41
42
-
124
Price received
- R / kg
/
- $ / oz
- sold
86,157
61,568
-
74,551
446
315
-
365
Total cash costs
- R / kg
/
- $ / oz
- produced
55,716
68,199
-
61,219
288
354
-
303
Total production costs
- R / kg
/
- $ / oz
- produced
75,043
99,780
-
85,029
389
520
-
423
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
699
676
-
657
22.48
21.73
-
21.13
Actual
- g
/
- oz
681
618
-
663
21.91
19.86
-
21.33
FINANCIAL RESULTS (MILLION)
Gold income
96
90
-
309
16
15
-
49
Cost of sales
95
123
-
316
16
21
-
51
Cash operating costs
75
83
-
218
12
14
-
35
Other cash costs
5
6
-
17
1
1
-
2
Total cash costs
80
89
-
235
13
15
-
37
Rehabilitation and other non-cash costs
2
1
-
5
1
-
-
1
Production costs
82
90
-
240
14
15
-
38
Amortisation of tangible assets
23
37
-
79
4
6
-
13
Inventory change
(10)
(4)
-
(3)
(2)
-
-
-
1
(33)
-
(7)
-
(6)
-
(2)
Realised non-hedge derivatives
14
(10)
-
(22)
2
(1)
-
(3)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives
15
(43)
-
(29)
2
(7)
-
(5)
Capital expenditure
2
9
-
20
-
1
-
3
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield excludes the heap leach operation.
IDUAPRIEM - Attributable 85%

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
OBUASI
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 495 519 - 1,324 545 572 - 1,460
Treated - 000 tonnes / - 000 tons 492 494 - 1,313 542 545 - 1,447
Yield - g / t / - oz / t 4.80 5.02 - 5.27 0.130 0.147 - 0.154
Gold produced - kg / - oz (000) 2,404 2,484 - 6,923 78 80 - 223
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 526 439 - 969 580 484 - 1,068
Yield - g / t / - oz / t 0.49 0.45 - 0.60 0.014 0.013 - 0.017
Gold produced - kg / - oz (000) 256 198 - 581 8 6 - 19
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 828 821 - 2,053 913 904 - 2,263
Treated - 000 tonnes / - 000 tons 61 44 - 294 67 49 - 324
Stripping ratio - t (mined total - mined ore) / t mined ore 10.50 24.04 - 9.92 10.50 24.04 - 9.92
Yield - g / t / - oz / t 3.10 2.47 - 1.49 0.090 0.072 - 0.043
Gold in ore - kg / - oz (000) 311 196 - 563 10 6 - 18
Gold produced - kg / - oz (000) 191 110 - 437 6 4 - 14
TOTAL
Yield
- g / t / - oz / t 2.60 2.85 - 3.08 0.079 0.083 - 0.090
Gold produced - kg / - oz (000) 2,851 2,792 - 7,942 92 90 - 255
Gold sold - kg / - oz (000) 2,821 2,792 - 7,942 91 90 - 255
Price received - R / kg / - $ / oz - sold 86,597 61,596 - 74,015 448 314 - 362
Total cash costs
- R / kg / - $ / oz - produced 69,979 62,061 - 61,776 362 320 - 305
Total production costs
- R / kg / - $ / oz - produced 92,649 86,814 - 86,376 480 448 - 426
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 332 200 - 189 10.68 6.43 - 6.09
Actual - g / - oz 186 193 - 196 5.99 6.20 - 6.29
FINANCIAL RESULTS (MILLION)
Gold income
213 194 - 636 35 32 - 100
Cost of sales 251 240 - 681 41 40 - 108
Cash operating costs 189 162 - 460 31 27 - 73
Other cash costs 11 11 - 31 2 2 - 5
Total cash costs 200 173 - 491 33 29 - 78
Retrenchment costs - 1 - 8 - - - 1
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 200 174 - 499 33 29 - 79
Amortisation of tangible assets 63 68 - 188 10 11 - 30
Inventory change (12) (2) - (6) (2) - - (1)
(38) (46) - (45) (6) (8) - (8)
Realised non-hedge derivatives 31 (22) - (47) 5 (4) - (7)
Gross loss excluding the effect of unrealised non-hedge derivatives (7) (68) - (92) (1) (12) - (15)
Capital expenditure 77 72 - 203 13 12 - 32

Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
SIGUIRI - Attributable 85%
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
3,678
4,587
-
8,273
4,054
5,057
-
9,120
Placed
1
- 000 tonnes
/
- 000 tons
1,497
1,674
-
2,574
1,650
1,846
-
2,838
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.68
1.59
-
1.56
1.68
1.59
-
1.56
Yield
2
- g / t
/
- oz / t
1.16
1.09
-
1.10
0.034
0.032
-
0.032
Gold placed
3
- kg
/
- oz (000)
1,738
1,820
-
2,833
56
59
-
91
Gold produced
- kg
/
- oz (000)
1,345
1,325
-
2,565
43
43
-
83
Gold sold
- kg
/
- oz (000)
1,345
1,325
-
2,716
43
43
-
87
Price received
- R / kg
/
- $ / oz
- sold
86,569
60,987
-
71,486
448
310
-
351
Total cash costs
- R / kg
/
- $ / oz
- produced
76,360
83,828
-
88,884
395
434
-
443
Total production costs
- R / kg
/
- $ / oz
- produced
92,084
100,252
-
106,970
477
520
-
534
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
1,049
690
-
575
33.74
22.18
-
18.49
Actual
- g
/
- oz
489
494
-
340
15.73
15.87
-
10.92
FINANCIAL RESULTS (MILLION)
Gold income
99
91
-
219
17
16
-
35
Cost of sales
103
143
-
278
18
25
-
45
Cash operating costs
99
107
-
220
16
18
-
35
Other cash costs
4
4
-
8
1
1
-
2
Total cash costs
103
111
-
228
17
19
-
37
Rehabilitation and other non-cash costs
4
5
-
12
1
1
-
2
Production costs
107
116
-
240
18
20
-
39
Amortisation of tangible assets
16
20
-
38
3
3
-
6
Inventory change
(20)
7
-
-
(3)
2
-
-
(4)
(52)
-
(59)
(1)
(9)
-
(10)
Realised non-hedge derivatives
17
(10)
-
(25)
3
(2)
-
(4)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives
13
(62)
-
(84)
2
(11)
-
(14)
Capital expenditure
80
97
-
311
13
16
-
48
1
Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,113 1,025 994 3,820 1,455 1,340 1,300 4,996
Mined - 000 tonnes / - 000 tons 2,098 2,556 2,696 10,197 2,312 2,818 2,972 11,240
Treated - 000 tonnes / - 000 tons 426 430 318 1,431 470 475 350 1,577
Stripping ratio - t (mined total - mined ore) / t mined ore 2.01 2.60 5.59 3.87 2.01 2.60 5.59 3.87
Yield - g / t / - oz / t 4.87 6.56 4.19 4.44 0.142 0.191 0.122 0.130
Gold produced - kg / - oz (000) 2,075 2,825 1,332 6,358 67 90 43 204
Gold sold - kg / - oz (000) 2,040 2,861 1,287 6,304 66 92 41 203
Price received - R / kg / - $ / oz - sold 82,141 79,377 81,026 77,983 425 416 374 387
Total cash costs - R / kg / - $ / oz - produced 33,432 28,795 34,345 37,565 173 150 158 184
Total production costs - R / kg / - $ / oz - produced 49,458 39,269 54,949 53,829 256 204 253 263
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,170 3,141 2,281 2,416 69.76 101.00 73.33 77.67
Actual - g / - oz 3,097 3,118 1,822 1,953 99.59 100.24 58.59 62.80
FINANCIAL RESULTS (MILLION)
Gold income
168 225 103 486 28 38 15 78
Cost of sales 95 116 69 342 16 19 10 54
Cash operating costs 58 65 38 204 10 11 6 32
Other cash costs 11 16 7 35 2 3 1 6
Total cash costs 69 81 45 239 12 14 7 38
Rehabilitation and other non-cash costs 1 2 2 6 - - - 1
Production costs 70 83 47 245 12 14 7 39
Amortisation of tangible assets 33 28 26 98 5 5 4 15
Inventory change (8) 5 (4) (1) (1) - (1) -
73 109 34 144 12 19 5 24
Realised non-hedge derivatives - 2 1 6 - - - 1
Gross profit excluding the effect of unrealised non-hedge derivatives 73 111 35 150 12 19 5 25
Capital expenditure 4 5 3 10 1 1 - 2
MORILA - Attributable 40%

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 183 893 819 3,038 240 1,168 1,072 3,974
Mined - 000 tonnes / - 000 tons 1,622 1,814 1,545 5,906 1,788 2,000 1,703 6,510
Treated - 000 tonnes / - 000 tons 420 517 439 1,956 463 570 484 2,156
Stripping ratio - t (mined total - mined ore) / t mined ore 2.23 3.19 1.31 1.76 2.23 3.19 1.31 1.76
Yield - g / t / - oz / t 2.83 2.81 3.15 2.77 0.083 0.082 0.092 0.081
Gold produced - kg / - oz (000) 1,188 1,454 1,385 5,421 38 47 45 174
Gold sold - kg / - oz (000) 1,202 1,429 1,394 5,418 39 46 45 174
Price received - R / kg / - $ / oz - sold 84,983 80,957 88,501 83,390 440 419 408 404
Total cash costs - R / kg / - $ / oz - produced 54,634 49,309 46,977 49,856 283 255 216 242
Total production costs - R / kg / - $ / oz - produced 73,458 60,630 59,859 62,086 380 313 276 301
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,399 2,030 2,061 1,877 44.97 65.26 66.28 60.36
Actual - g / - oz 1,702 2,174 1,907 1,952 54.72 69.89 61.30 62.76
FINANCIAL RESULTS (MILLION)
Gold income
102 117 123 454 17 20 18 71
Cost of sales 87 99 82 347 15 17 12 55
Cash operating costs 58 63 56 238 10 11 8 37
Other cash costs 7 9 9 32 1 1 1 5
Total cash costs 65 72 65 270 11 12 9 42
Rehabilitation and other non-cash costs 1 1 1 4 - - - 1
Production costs 66 73 66 274 11 12 9 43
Amortisation of tangible assets 21 16 17 62 4 3 3 10
Inventory change - 10 (1) 11 - 2 - 2
15 18 41 107 2 3 6 16
Realised non-hedge derivatives - (2) - (2) - - - -
Gross profit excluding the effect of unrealised non-hedge derivatives 15 16 41 105 2 3 6 16
Capital expenditure 14 11 8 39 2 2 1 6
SADIOLA - Attributable 38%

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
1,679
2,187
2,967
8,446
1,850
2,410
3,271
9,310
Placed
1
- 000 tonnes
/
- 000 tons
323
331
258
1,147
356
365
284
1,264
Stripping ratio
- t (mined total - mined ore) / t mined ore
5.75
3.64
6.70
4.75
5.75
3.64
6.70
4.75
Yield
2
- g / t
/
- oz / t
2.61
2.95
3.58
3.41
0.076
0.086
0.104
0.099
Gold placed
3
- kg
/
- oz (000)
844
977
922
3,911
27
31
30
126
Gold produced
- kg
/
- oz (000)
717
866
635
3,010
23
28
20
97
Gold sold
- kg
/
- oz (000)
772
810
566
2,994
25
26
18
96
Price received
- R / kg
/
- $ / oz
- sold
82,700
83,576
87,528
84,251
428
438
405
410
Total cash costs
- R / kg
/
- $ / oz
- produced
54,180
53,355
59,557
52,627
280
276
274
255
Total production costs
- R / kg
/
- $ / oz
- produced
73,966
67,381
73,064
66,511
383
348
338
323
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
994
898
937
1,037
31.97
28.86
30.13
33.35
Actual
- g
/
- oz
967
1,192
730
943
31.09
38.32
23.47
30.31
FINANCIAL RESULTS (MILLION)
Gold income
64
68
50
252
11
11
7
39
Cost of sales
55
54
43
201
9
9
6
31
Cash operating costs
34
41
34
140
6
7
5
22
Other cash costs
5
5
4
18
1
1
1
3
Total cash costs
39
46
38
158
7
8
6
25
Rehabilitation and other non-cash costs
-
1
1
5
-
-
-
-
Production costs
39
47
39
163
7
8
6
25
Amortisation of tangible assets
14
11
7
37
2
2
1
6
Inventory change
2
(4)
(3)
1
-
(1)
(1)
-
9
14
7
51
2
2
1
8
Realised non-hedge derivatives
-
-
-
-
-
-
-
-
Gross profit excluding the effect of unrealised non-hedge derivatives
9
14
7
51
2
2
1
8
Capital expenditure
6
4
6
18
1
1
1
3
1
Tonnes / Tons placed on to leach pad.
2 Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
YATELA - Attributable 40%

Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 258 358 - 767 337 468 - 1,004
Mined - 000 tonnes / - 000 tons 839 1,159 1 2,620 925 1,278 1 2,888
Treated - 000 tonnes / - 000 tons 308 292 299 1,302 339 321 329 1,435
Stripping ratio - t (mined total - mined ore) / t mined ore 1.65 1.52 - 2.24 1.65 1.52 - 2.24
Yield - g / t / - oz / t 1.94 1.83 1.54 1.59 0.056 0.053 0.045 0.046
Gold produced - kg / - oz (000) 596 535 460 2,070 19 17 15 66
Gold sold - kg / - oz (000) 636 536 460 2,121 20 17 15 68
Price received - R / kg / - $ / oz - sold 83,370 82,765 87,867 83,115 431 428 406 403
Total cash costs - R / kg / - $ / oz - produced 79,780 89,009 65,487 71,118 413 462 302 348
Total production costs - R / kg / - $ / oz - produced 88,903 99,489 70,177 79,673 460 516 324 389
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 672 546 521 496 21.60 17.54 16.76 15.93
Actual - g / - oz 606 558 732 687 19.49 17.95 23.52 22.10
FINANCIAL RESULTS (MILLION)
Gold income
53 44 41 176 9 7 6 27
Cost of sales 52 53 33 165 9 9 5 26
Cash operating costs 47 47 30 146 8 8 4 23
Other cash costs 1 1 - 1 - - - -
Total cash costs 48 48 30 147 8 8 4 23
Rehabilitation and other non-cash costs - - 1 1 - - 1 -
Production costs 48 48 31 148 8 8 5 23
Amortisation of tangible assets 5 5 2 17 1 1 - 3
Inventory change (1) - - - - - - -
1 (9) 8 11 - (2) 1 1
Realised non-hedge derivatives - - - - - - - -
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives 1 (9) 8 11 - (2) 1 1
Capital expenditure 5 16 4 134 1 3 1 21
NAVACHAB

Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,884 4,629 3,036 12,990 6,388 6,055 3,971 16,990
Mined - 000 tonnes / - 000 tons 12,607 11,859 7,792 41,559 13,897 13,072 8,589 45,811
Treated - 000 tonnes / - 000 tons 1,436 1,424 721 4,740 1,583 1,570 794 5,225
Stripping ratio - t (mined total - mined ore) / t mined ore 9.31 9.95 10.53 8.00 9.31 9.95 10.53 8.00
Yield - g / t / - oz / t 4.15 4.15 4.02 3.74 0.121 0.121 0.117 0.109
Gold produced - kg / - oz (000) 5,963 5,915 2,895 17,740 192 190 93 570
Gold sold - kg / - oz (000) 5,691 6,039 2,895 17,674 183 194 93 568
Price received - R / kg / - $ / oz - sold 71,909 68,534 75,103 73,313 372 352 347 357
Total cash costs - R / kg / - $ / oz - produced 41,204 51,479 41,193 51,200 213 264 190 250
Total production costs - R / kg / - $ / oz - produced 56,421 69,023 51,075 67,072 292 354 235 328
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,221 911 1,360 956 39.25 29.30 43.71 30.74
Actual - g / - oz 1,545 1,452 1,333 1,262 49.68 46.68 42.85 40.58
FINANCIAL RESULTS (MILLION)
Gold income
407 412 216 1,285 68 68 32 201
Cost of sales 345 388 146 1,146 58 64 22 180
Cash operating costs 228 282 109 844 38 47 16 133
Other cash costs 16 19 10 53 3 3 2 8
Total cash costs 244 301 119 897 41 50 18 141
Rehabilitation and other non-cash costs 3 2 1 7 - - - 1
Production costs 247 303 120 904 41 50 18 142
Amortisation of tangible assets 88 102 28 274 15 17 4 43
Inventory change 10 (17) (2) (32) 2 (3) - (5)
62 24 70 139 10 4 10 21
Realised non-hedge derivatives 3 3 3 11 - 1 - 2
Gross profit excluding the effect of unrealised non-hedge derivatives 65 27 73 150 10 5 10 23
Capital expenditure 17 41 6 81 3 7 1 13
GEITA - Attributable 100% May 2004

USA
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
March
December
March
December
March
December
March
December
2005
2004
2004
2004
2005
2004
2004
2004
CRIPPLE CREEK & VICTOR J.V.
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes
/
- 000 tons
11,892
11,624
14,434
52,944
13,109
12,814
15,911
58,361
Placed
1
- 000 tonnes
/
- 000 tons
4,756
4,335
4,432
18,217
5,243
4,779
4,885
20,081
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.40
1.74
2.13
1.87
1.40
1.74
2.13
1.87
Yield
2
- g / t
/
- oz / t
0.64
0.60
0.67
0.61
0.019
0.018
0.020
0.018
Gold placed
3
- kg
/
- oz (000)
3,036
2,602
2,972
11,071
98
84
96
356
Gold produced
- kg
/
- oz (000)
2,508
2,820
2,237
10,234
81
91
72
329
Gold sold
- kg
/
- oz (000)
2,492
2,821
2,306
10,305
80
91
74
331
Price received
- R / kg
/
- $ / oz
- sold
78,505
61,364
65,879
65,550
406
317
302
318
Total cash costs
4
- R / kg
/
- $ / oz
- produced
42,443
46,411
45,307
45,158
220
240
208
220
Total production costs
- R / kg
/
- $ / oz
- produced
61,610
62,791
64,726
61,824
319
324
297
300
PRODUCTIVITY PER EMPLOYEE
Target
- g
/
- oz
2,695
2,822
2,696
2,797
86.66
90.72
86.69
89.93
Actual
- g
/
- oz
2,714
3,032
2,383
2,726
87.26
97.49
76.60
87.65
FINANCIAL RESULTS (MILLION)
Gold income
155
169
153
671
26
28
23
105
Cost of sales
155
177
145
632
26
29
22
99
Cash operating costs
126
131
129
513
21
22
19
80
Other cash costs
7
11
5
28
1
1
1
4
Total cash costs
133
142
134
541
22
23
20
84
Rehabilitation and other non-cash costs
4
(7)
(7)
(28)
1
(1)
(1)
(4)
Production costs
137
135
127
513
23
22
19
80
Amortisation of tangible assets
57
57
74
257
9
9
11
40
Inventory change
(39)
(15)
(56)
(138)
(6)
(2)
(8)
(21)
-
(8)
8
39
-
(1)
1
6
Realised non-hedge derivatives
41
4
(1)
4
7
-
-
1
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives
41
(4)
7
43
7
(1)
1
7
Capital expenditure
9
20
16
102
2
3
2
16
1
Tonnes / Tons placed onto leach pad.
2 Gold placed / tonnes (tons) placed.
3 Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission (SEC) on 19 March 2004.
Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
(formerly: AngloGold Limited)
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
ISIN: ZAE000043485
Share codes:
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GSE (Shares): AGA
GSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail:
slenahan@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@AngloGoldAshanti.com
Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail:
amaxey@AngloGoldAshanti.com.au
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
PRINTED BY INCE (PTY) LIMITED
Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
Dr S E Jonah KBE†
K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
#
American †Ghanaian
Offices
Registered and Corporate
Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited,Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82,The Pavilions,Bridgwater Road
Bristol BS99 7NH,England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840),Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited,Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport,Accra,Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outsideUSA)
E-mail: shareowners@bankofny.com
Website:http://www.stockbny.com

Global BuyDIRECTSM

BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLDASHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date APRIL 29, 2005 By: /s/ C
R
B
ULL
_
Name: C R Bull
Title: Company Secretary